Exhibit (a)(1)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock
(Including the Associated Preferred Stock Purchase Rights)
and
All Outstanding Shares of Series B Convertible Preferred Stock
of
Vixel Corporation
at
$10.00 Net Per Share
by
Aviary Acquisition Corp.
a wholly owned subsidiary of
Emulex Corporation

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, NOVEMBER 12, 2003, UNLESS THE OFFER IS EXTENDED.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 8, 2003 (the “Merger Agreement”), by and among Emulex Corporation, a Delaware corporation (“Emulex”), Aviary Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Emulex (the “Purchaser,” “we” or “us”), and Vixel Corporation, a Delaware corporation (“Vixel”).

     The Board of Directors of Vixel has unanimously approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger (each as defined below), and it has also unanimously determined that the terms of the Offer, the Merger and the Merger Agreement are fair to and in the best interests of Vixel’s stockholders and has unanimously recommended that holders of all issued and outstanding shares of common stock, par value $.0015 per share, of Vixel, including the associated preferred stock purchase or other rights issued pursuant to the Rights Agreement, dated as of November 15, 2000, between Vixel and Computershare Trust Company, Inc., as amended from time to time (together, the “Common Stock”), and all issued and outstanding shares of Series B convertible preferred stock, par value $.001 per share, of Vixel (the “Series B Preferred Stock,” and together with the Common Stock, the “Shares” and each share thereof a “Share”), tender their Shares.

     The Offer is conditioned upon, among other things, (1) there being validly tendered and not withdrawn prior to the expiration of the Offer (A) that number of shares of Common Stock which, together with any shares of Common Stock then owned by Emulex or us (without giving effect to shares subject to purchase under the Purchaser Option (as defined below) or the Stockholders Agreement (as defined below)), represents greater than 50.1% of the shares of Common Stock outstanding on a fully diluted basis (excluding the conversion of the Series B convertible preferred stock) and (B) and that number of shares of Series B Preferred Stock which, together with any shares of Series B convertible preferred stock then owned by Emulex or us (without giving effect to shares subject to purchase under the Purchaser Option or the Stockholders Agreement) represents greater than 50.1% of the Series B Preferred Stock outstanding on a fully diluted basis and (2) the satisfaction of certain other conditions as set forth in this Offer to Purchase, including the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. See Section 14 — “Certain Conditions of the Offer.”

     Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at the addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and the Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 may be directed to the Information Agent. A stockholder also may contact brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

The Dealer Manager for the Offer is:

Merrill Lynch & Co.

October 15, 2003

IMPORTANT

Any stockholder desiring to tender all or a portion of such stockholder’s Shares must:

1.	for Shares that are registered in such stockholder’s name and held as physical certificates:

•	complete and sign the Letter of Transmittal (or a manually signed facsimile) in accordance with the instructions in the Letter of Transmittal;

•	have such stockholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 to the Letter of Transmittal; and

•	mail or deliver the Letter of Transmittal (or a manually signed facsimile), the certificates for such Shares and any other required documents to Computershare Trust Company of New York, the Depositary, at its address on the back of this Offer to Purchase.

2.	for Shares that are registered in such stockholder’s name and held in book entry form:

•	complete and sign the Letter of Transmittal (or a manually signed facsimile) in accordance with the instructions in the Letter of Transmittal or prepare an Agent’s Message (as defined in the Letter of Transmittal);

•	if using the Letter of Transmittal, have such stockholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 of the Letter of Transmittal;

•	deliver an Agent’s Message or the Letter of Transmittal (or a manually signed facsimile) and any other required documents to the Depositary; and

•	transfer the Shares through book-entry transfer into the Depositary’s account.

3.	for Shares that are registered in the name of a broker, dealer, bank, trust company or other nominee:

•	Contact the broker, bank, trust company or other nominee and request that the broker, dealer, bank, trust company or other nominee tender the Shares to the Purchaser before the expiration of the Offer.

      The Letter of Transmittal, the certificates for the Shares and any other required documents must be received by the Depositary before the expiration of the Offer, unless the procedures for guaranteed delivery described in Section 3 — “Procedure for Tendering Shares” of this Offer to Purchase are followed.

ii

EXHIBIT (A)(1)
EXHIBIT (A)(2)
EXHIBIT (A)(3)
EXHIBIT (A)(4)
EXHIBIT (A)(5)
EXHIBIT (A)(6)
EXHIBIT (A)(10)
EXHIBIT (A)(11)
EXHIBIT (A)(12)
EXHIBIT (D)(1)
EXHIBIT (D)(2)
EXHIBIT (D)(3)
EXHIBIT (D)(4)
EXHIBIT (D)(5)
EXHIBIT (D)(6)
EXHIBIT (D)(7)
EXHIBIT (D)(8)
EXHIBIT (D)(9)

SUMMARY TERM SHEET

Securities Sought:	All outstanding shares of common stock, including the associated preferred stock purchase or other rights, of Vixel Corporation

and

All outstanding shares of Series B convertible preferred stock of Vixel Corporation

Price Offered Per Share:	$10.00 net to you in cash, without interest

Scheduled Expiration of Offer:	12:00 midnight, New York City time, on November 12, 2003, unless extended

Purchaser:	Aviary Acquisition Corp., a wholly owned subsidiary of Emulex Corporation

Vixel Board Recommendation:	Vixel’s board of directors unanimously recommends that you accept the offer and tender your shares

      The following are some of the questions you, as a stockholder of Vixel, may have and our answers to those questions. We urge you to carefully read the remainder of this Offer to Purchase and the Letter of Transmittal because the information in this summary is not complete. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

Who is offering to buy my shares?

      Our name is Aviary Acquisition Corp. We are a Delaware corporation formed by Emulex as its direct, wholly-owned subsidiary for the purpose of acquiring all of the outstanding capital stock of Vixel. See the “Introduction” to this Offer to Purchase and Section 9 — “Certain Information Concerning Emulex and the Purchaser.”

What are the classes and amounts of securities being sought in the offer?

      We are offering to purchase all issued and outstanding shares of common stock of Vixel, including the associated preferred stock purchase or other rights, and all issued and outstanding shares of Series B convertible preferred stock of Vixel. See “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”

How much are you offering to pay and in what form of payment?

      We are offering to pay $10.00, net to you in cash without interest thereon, for each share of common stock (including the associated preferred stock purchase or other rights) and Series B convertible preferred stock.

Will I have to pay any fees or commissions?

      If you are the record owner of your shares and you tender your shares to us in the offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker or other nominee, and your broker tenders your shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

Do you have the financial resources to make payment?

      Yes. To finance the purchase, Emulex will provide us with the funds required to pay for the shares and related fees and expenses from its working capital. Our offer is not contingent on obtaining new sources of financing. See Section 10 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender in the offer?

      Our offer is not subject to any financing condition. Because the form of payment consists solely of cash and all of the funding that will be needed will come from Emulex’s working capital, we do not think our financial condition is relevant to your decision as to whether to tender your shares into our offer. Pursuant to the merger agreement, Emulex has agreed to provide us with funds necessary to consummate our offer and to pay for any outstanding capital stock of Vixel not owned by Emulex, Vixel or us pursuant to any merger of us into Vixel. See Section 10 — “Source and Amount of Funds.”

How long do I have to decide whether to tender in the offer?

      You will have at least until 12:00 midnight, New York City time, on Wednesday, November 12, 2003 to decide whether to tender your shares in the offer. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See Section 1 — “Terms of the Offer” and Section 3 — “Procedure for Tendering Shares.”

Can the offer be extended and under what circumstances?

      Subject to the terms of the merger agreement, we may extend the offer with Vixel’s prior written consent, authorized by Vixel’s board of directors or a duly authorized committee of Vixel’s board of directors.

      Subject to the terms of the merger agreement, we may extend the offer without Vixel’s consent as follows:

•	if, at any scheduled expiration of the offer any of the conditions to our obligation to accept shares for payment has not been satisfied or waived, we may extend the offer for a time period reasonably necessary to permit the condition to be satisfied;

•	if required by any rule, regulation or interpretation of the United States Securities and Exchange Commission or the staff thereof applicable to the offer, we may extend (or re-extend) the offer as so required;

•	we may extend (or re-extend) the offer for an aggregate period of not more than five business days beyond the latest applicable date to which an extension would otherwise be permitted without Vixel’s consent if, as of such date, all of the conditions to our obligations to accept shares for payment are satisfied or waived (where permitted), but the shares of either the common stock or the Series B convertible preferred stock validly tendered and not validly withdrawn pursuant to the offer constitute less than 90% of the then-outstanding shares of the class; and

•	if we increase the offer price, the offer may be extended as required by law in connection therewith.

      We may also elect to immediately accept for payment and promptly purchase shares tendered prior to the expiration of the initial offer period at midnight on November 12, 2003 or such later time as the offer may have been extended and provide a “subsequent offering period” without Vixel’s consent, which would be an additional period of three to twenty business days beginning after the offer expires. During this subsequent offering period, you would be permitted to tender, but not withdraw, your shares and receive $10.00 per share, net to you in cash, without interest. We do not currently intend to provide a subsequent offering period, although we reserve the right to do so.

      See Section 1 — “Terms of the Offer.”

      If we extend the offer past November 12, 2003, each of the directors of Vixel and each of Goldman Sachs Group, Inc. and Goldman Sachs Direct Investment Fund 2000, L.P. would be permitted to withdraw the shares of common stock and Series B convertible preferred stock previously irrevocably tendered by them pursuant to the terms of a Stockholders Agreement, dated October 8, 2003, which they entered into with Emulex and us. These shares represent approximately 11% of the issued and outstanding shares of common stock (assuming the conversion of the Series B convertible preferred stock held by the Goldman Sachs investors and excluding warrants held by the Goldman Sachs investors and stock options that Vixel’s directors may exercise). See Section 13 — “The Merger Agreement and Other Agreements.”

How will I be notified if the offer is extended or a subsequent offering period is provided?

      If we extend the offer or provide for a subsequent offering period, we will inform Computershare Trust Company of New York, the depositary for the offer, and will make a public announcement of the extension, not later than 9:00 a.m., Eastern time, on the business day after the day on which the offer was scheduled to expire. See Section 1 — “Terms of the Offer.”

What are the most significant conditions to the offer?

      We are not obligated to purchase any Shares which are validly tendered

•	unless there has been validly tendered and not validly withdrawn prior to the expiration of the offer (1) that number of shares of common stock which, together with any shares of common stock then owned by Emulex, Vixel or us (without giving effect to shares subject to the Purchaser Option Agreement and the Stockholders Agreement described in Section 13 — “The Merger Agreement and Other Agreements”), represents greater than 50.1% of the shares of common stock outstanding on a fully diluted basis (excluding the conversion of the Series B convertible preferred stock) and (2) that number of shares of Series B convertible preferred stock which, together with any shares of Series B preferred stock then owned by Emulex, Vixel or us (again without giving effect to shares subject to the Purchaser Option Agreement and the Stockholders Agreement), represents greater than 50.1% of the Series B convertible preferred stock outstanding on a fully diluted basis (we call this condition the “minimum condition”);

•	if there is any material adverse effect on Vixel as described in Section 13 — “The Merger Agreement and Other Agreements”;

•	if the board of directors of Vixel has withdrawn, modified or changed its recommendation in favor of the merger agreement, our offer or our proposed subsequent merger into Vixel, or if the board of directors of Vixel has recommended or remained neutral in respect of an acquisition proposal by a party other than us or our affiliates or has publicly announced its intention to enter into any agreement or agreement in principle with respect to any third party acquisition proposal;

•	unless and until the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and any comparable provisions under any applicable pre-merger notification laws or regulations of foreign jurisdictions;

•	if a suit, action or proceeding challenging our acquisition of shares in the offer or our proposed merger into Vixel or otherwise limiting the benefits Emulex expects to receive from its acquisition of Vixel, is pending;

•	if the representations and warranties of Vixel in the merger agreement were not true and correct in all material respects as of October 8, 2003 and are not true and correct in all material respects as of the expiration of the offer; and

•	if Vixel has breached or failed to perform or to comply with any of its material agreements, obligations or covenants in the merger agreement.

      The offer is subject to a number of other conditions. We can waive all conditions to the offer except the minimum condition without Vixel’s consent. See Section 14 — “Certain Conditions to the Offer.”

How do I tender my shares?

      To tender shares, you must deliver the certificates representing your shares, together with a completed Letter of Transmittal, to Computershare Trust Company of New York, the depositary for the offer, not later than the time the tender offer expires. If your shares are held in street name, the shares can be tendered by your nominee through Computershare Trust Company of New York. If you cannot deliver a required item to the depositary by the expiration of the tender offer, you may be able to obtain extra time to do so by having a broker, a bank or other fiduciary which is a member of the Security Transfer Agent Medallion Signature Program guarantee that the missing items will be received by the depositary within three business days. However, the depositary must receive the missing items within that three trading day period or your shares will not be validly tendered. See Section 3 — “Procedure for Tendering Shares.”

How do I withdraw previously tendered shares?

      To withdraw shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to Computershare Trust Company of New York, the depositary for the offer, while you still have the right to withdraw the shares. See Section 4 — “Withdrawal Rights.”

Until what time may I withdraw shares that I have tendered?

      You may withdraw shares at any time until the offer has expired. In addition, if we have not agreed to accept your shares for payment by December 14, 2003, you may withdraw them at any time after such time until we accept them for payment. This right to withdraw will not apply to any subsequent offering period. See Section 1 — “Terms of the Offer” and Section 4 — “Withdrawal Rights.”

What does the board of directors of Vixel think of the offer?

      Vixel’s board of directors unanimously determined that $10.00, net to the seller in cash, for each share of Vixel common stock (including the associated preferred stock purchase or other rights) and Vixel Series B convertible preferred stock is fair to, and in the best interests of, you and Vixel. Vixel’s board of directors unanimously recommends that you accept the offer and tender your shares to us in the offer. See “Introduction” to this Offer to Purchase and Section 11 — “Background of the Offer.”

Have any Vixel stockholders agreed to tender their shares?

      Yes. The directors of Vixel, Goldman Sachs Group, Inc. and Goldman Sachs Direct Investment Fund 2000, L.P. have each agreed to tender all shares of common stock and Series B convertible preferred stock held by them into the offer pursuant to the terms of a Stockholders Agreement, dated October 8, 2003, which they entered into with Emulex and us. The shares subject to that agreement represent approximately 11% of the number of shares of common stock that would be outstanding following that conversion (assuming the conversion of the Series B convertible preferred stock held by the Goldman Sachs investors and excluding the warrants held by the Goldman Sachs investors and the stock options the exercisable directors of Vixel). See the “Introduction” to this Offer to Purchase and Section 13 — “The Merger Agreement and Other Agreements.”

If a majority of the shares is tendered and accepted for payment, will Vixel continue as a public company?

      If we merge with and into Vixel, Emulex will own all of the outstanding capital stock of Vixel and Vixel no longer will be publicly owned. Even if the merger does not take place, if we purchase all the tendered shares, there may be so few remaining stockholders and publicly held shares that Vixel’s common stock will no longer be eligible to be traded through a Nasdaq market or on a securities exchange, in which event there may not be a public trading market for Vixel stock and Vixel may cease making filings with the SEC or otherwise being required to comply with the SEC rules relating to publicly held companies. See Section 7 — “Effect of the Offer on the Market for Shares; Stock Listing; Exchange Act Registration; Margin Regulations.”

Will the tender offer be followed by a merger if all Vixel shares are not tendered in the offer?

      If we accept for payment and pay for shares of Vixel, we will be obliged to merge with and into Vixel subject to the terms and conditions of the merger agreement and upon the vote of Vixel’s stockholders, if such vote is required. Vixel will be the surviving corporation in the merger and will become a wholly owned subsidiary of Emulex. In the merger, Vixel stockholders who did not tender their shares will receive $10.00 per share in cash (or any higher price per share which is paid in our offer) in exchange for their shares without any interest thereon. If shares tendered in the offer constitute more than 90% of the outstanding shares of each of Vixel’s common stock and Series B convertible preferred stock, we may be able to effect the merger without convening a meeting of stockholders. Pursuant to the Stockholders Agreement described above, all of the shares of Series B convertible preferred stock are required to be tendered into the offer. There are no appraisal rights available in connection with our offer, but stockholders who have not sold their shares in the offer would have appraisal rights available in connection with the merger under Delaware law if those rights are perfected. See the “Introduction” to this Offer to Purchase.

If I decide not to tender, how will the offer affect my shares?

      If you do not tender your shares in the offer and the merger described above takes place, your shares will be cancelled. Unless you exercise appraisal rights under Delaware law (see Section 12 — “Purpose of the Offer; Plans for Vixel; Other Matters”), you will receive the same amount of cash per share that they would have received had they tendered their shares in the offer. Therefore, if the merger takes place, the only difference to you between tendering your shares and not tendering your shares is that you will be paid earlier if you tender your shares and that, in connection with the merger, you may have appraisal rights under Delaware law. If the merger does not take place after the offer closes, however, the number of stockholders and number of shares of Vixel stock which are still in the hands of the public may be so small that there no longer may be an active public trading market (or, possibly, any public trading market) for Vixel common stock. Also, as described above, Vixel may cease making filings with the SEC or otherwise being required to comply with the SEC rules relating to publicly held companies. See the “Introduction” to this Offer to Purchase and Section 7 — “Effect of the Offer on the Market for Shares; Stock Listing; Exchange Act Registration; Margin Regulation.”

What is the market value of my shares as of a recent date?

      On October 8, 2003, the last trading day before we announced the tender offer and the possible subsequent merger, the last sale price of Vixel common stock reported on the Nasdaq National Market was $8.54 per share. On October 14, 2003, the last full day prior to commencement of the offer, the last reported sales price of Vixel common stock on the Nasdaq National Market was $9.93 per share. We advise you to obtain a recent quotation for shares of Vixel common stock in deciding whether to tender your shares. There is no established trading market in Vixel’s Series B convertible preferred stock. See Section 6 — “Price Range of Shares.”

Who can I talk to if I have questions about the tender offer?

      You may call MacKenzie Partners, Inc., the information agent for the offer, at (800) 322-2885 (toll free) or Merrill Lynch & Co., the dealer manager for the offer, at (866) 276-1462 (toll free). See the back cover of this Offer to Purchase for additional information on how to contact our information agent or dealer manager.

To the Holders of Common Stock and Series B Convertible Preferred Stock of
VIXEL CORPORATION:

INTRODUCTION

      Aviary Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Emulex Corporation., a Delaware corporation (“Emulex”), hereby offers to purchase all issued and outstanding shares of common stock, par value $.0015 per share, of Vixel Corporation, a Delaware corporation (“Vixel”), including any associated preferred stock purchase or other rights issued pursuant to the Rights Agreement, dated as of November 15, 2000, between Vixel and Computershare Trust Company, Inc., as amended from time to time, (together, the “Common Stock”), and all issued and outstanding shares of Series B convertible preferred stock, par value $.001 per share, of Vixel (the “Series B Preferred Stock” and, together with the Common Stock, the “Shares” and each share thereof a “Share”), at a price of $10.00 per Share, net to the seller in cash, without interest thereon upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

      The Purchaser is a corporation newly formed by Emulex to effect the Offer and other transactions contemplated by the Merger Agreement (as defined below). Emulex is a leading designer, developer and supplier of a broad line of storage networking host bus adapters, or HBAs, and application specific computer chips that provide connectivity solutions for storage area networks, network attached storage, and redundant array of independent disks storage. HBAs are the data communication products that enable servers to connect to storage networks by offloading communication-processing tasks as information is delivered and sent to the network. Emulex’s common stock is traded on the New York Stock Exchange under the symbol “ELX.” For additional information concerning Emulex and the Purchaser, see Section 9 — “Certain Information Concerning Emulex and the Purchaser.”

      The Offer is being made pursuant to an Agreement and Plan of Merger, dated October 8, 2003 (the “Merger Agreement”), by and among Emulex, the Purchaser and Vixel. Pursuant to the Merger Agreement, as soon as practicable after the completion of the Offer and the satisfaction or waiver, if permissible, of all conditions to the Merger (as defined below), the Purchaser will be merged with and into Vixel with Vixel surviving the Merger as a wholly-owned subsidiary of Emulex (the “Merger”). At the effective time of the Merger, each Share then outstanding (other than Shares owned by Emulex, the Purchaser, Vixel, or by stockholders, if any, who are entitled to and properly exercise appraisal rights under Delaware law) will be converted into the right to receive $10.00 per Share, net to the seller in cash, or any higher price per Share paid in the Offer (such price being referred to herein as the “Offer Price”), without interest thereon. Stockholders who exercise appraisal rights under Delaware law will receive a judicially determined fair value for their Shares, which value could be more or less than the price per Share to be paid in the Merger. (See Section 12 — “Purpose of the Offer; Plans for Vixel; Other Matters.”)

      The Merger Agreement is more fully described in Section 13 — “The Merger Agreement and the Other Agreements.”

      Vixel has informed the Purchaser that, as of September 28, 2003, (1) 24,696,691 shares of Common Stock were issued and outstanding (excluding 1,895,426 shares of Common Stock issued and held in the treasury of Vixel), (2) 2,947,651 shares of Series B Preferred Stock were issued and outstanding, (3) 1,895,426 shares of Common Stock and no shares of Preferred Stock were issued and held in the treasury of Vixel, (4) 7,184,688 shares of Common Stock were reserved for issuance pursuant to outstanding Vixel options, (5) 1,277,183 shares of Common Stock were subject to issuance under Vixel warrants and (6) 114,539 shares of Common Stock were available for issuance in the purchase period ending October 31, 2003 under Vixel’s employee stock purchase plan. Based on the foregoing, and assuming that no Shares were issued after September 28, 2003, the Minimum Condition will be satisfied if at least 17,619,432 shares of Common Stock and at least 1,476,773 shares of Series B Preferred Stock are validly tendered and not withdrawn prior to the expiration of the Offer. If the Minimum Condition is satisfied and the Purchaser accepts for payment the Shares tendered pursuant to the Offer, the Purchaser will be able to elect a majority of the members of Vixel’s board of directors and to effect the Merger without the affirmative vote of any other stockholder of Vixel. See Section 12 — “Purpose of the Offer; Plans for Vixel” and Section 13 — “The Merger Agreement and Other Agreements.”

      The Goldman Sachs Group, Inc. and Goldman Sachs Direct Investment Fund 2000, L.P. (together the “Goldman Sachs Investors”) and each of the directors of Vixel (together with the Goldman Sachs Investors, the “Stockholders” and each, a “Stockholder”) have agreed to tender the shares of Common Stock and Series B Preferred Stock held by them into the offer pursuant to the terms of a Stockholders Agreement, dated October 8, 2003, which they entered into with the Purchaser and Emulex (the “Stockholders Agreement”). The Stockholders Agreement provides for the tender into the Offer of all Shares held by the Stockholders which represent approximately 11% of the issued and outstanding shares of Common Stock (assuming the conversion of Series B Preferred Stock held by the Goldman Sachs Investors and excluding warrants held by the Goldman Sachs Investors and stock options that Vixel’s directors may exercise), including any Shares acquired after the date of the Stockholders Agreement, whether upon the exercise of warrants or options to acquire Shares or otherwise, into the Offer. The Stockholders Agreement is more fully described in Section 13 — “The Merger Agreement and Other Agreements.”

      Tendering stockholders whose Shares are registered in their own names and who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the sale of Shares pursuant to the Offer. The Purchaser will pay all fees and expenses incurred in connection with the Offer by Computershare Trust Company of New York, which is acting as the Depositary (the “Depositary”), MacKenzie Partners, Inc., which is acting as the Information Agent (the “Information Agent”), and Merrill Lynch & Co., which is acting as dealer manager (the “Dealer Manager”). See Section 16 — “Fees and Expenses.”

      The board of directors of Vixel unanimously determined that the consideration to be paid for each Share in the Offer and the Merger is fair to and in the best interests of Vixel and the holders of the Shares and that the holders of the Shares accept the Offer and tender their Shares to the Purchaser pursuant to the Offer. The board of directors of Vixel by a unanimous vote further determined that the Merger Agreement is advisable and that, following the Offer, Vixel’s stockholders approve and adopt the Merger Agreement and each of the transactions contemplated thereby. The Offer is conditioned upon, among other things, (1) there being validly tendered and not withdrawn prior to the expiration of the Offer (A) that number of shares of Common Stock which, together with any shares of Common Stock then owned by Emulex or the Purchaser (without giving effect to shares subject to the Purchaser Option or the Stockholders Agreement (each as described in Section 13 — “The Merger Agreement and Other Agreements”)), represents greater than 50.1% of the shares of Common Stock outstanding on a fully diluted basis (excluding the conversion of the Series B Preferred Stock) and (B) that number of shares of Series B Preferred Stock which, together with any shares of Series B Preferred Stock then owned by Emulex or the Purchaser (also without giving effect to Shares subject to the Purchaser Option or the Stockholders Agreement), represents greater than 50.1% of the Series B Preferred Stock outstanding on a fully diluted basis (the “Minimum Condition”); (2) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and the regulations thereunder (the “HSR Act”) and any comparable provisions under any applicable pre-merger notification laws or regulations of foreign jurisdictions; (3) the representations and warranties of Vixel in the Merger Agreement being true and correct in all material respects as of October 8, 2003 and are true and correct in all material respects as of the expiration of the offer; (4) Vixel not having breached or failed to perform or to comply with any of its material agreements, obligations or covenants in the Merger Agreement or (5) there having been no event, change, occurrence or development, individually or collectively, that is materially adverse to Vixel or that would prevent or materially alter or delay any of the transactions contemplated by the Merger Agreement, including the Offer and Merger.

      Goldman, Sachs & Co. (“Goldman Sachs”), Vixel’s financial advisor, has delivered to Vixel’s board of directors its written opinion, dated October 8, 2003, to the effect that, as of such date, based upon and subject to the considerations and assumptions set forth therein, the $10.00 per share of Common Stock in cash to be received by the holders of shares of Common Stock in the Offer and the Merger is fair from a financial point of view to such holders. The full text of Goldman Sachs’s opinion is set forth as Schedule II to Vixel’s Solicitation/Recommendation Statement on Sched-

ule 14D-9 (the “Schedule 14D-9”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which is being mailed to stockholders of Vixel with this Offer to Purchase. Stockholders are urged to read each of the Schedule 14D-9 and such opinion carefully in its entirety.

      Consummation of the Merger is subject to a number of conditions, including the approval and adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding Shares (including the Series B Preferred Stock voting on an as-converted basis), if required by applicable law in order to consummate the Merger. Each share of Series B Preferred Stock is entitled to 0.89 of a vote. See Section 15 — “Certain Legal Matters.” If the Purchaser acquires at least 90% of the outstanding shares of each of the Common Stock and Series B Preferred Stock, the Purchaser would be able to merge with and into Vixel pursuant to the “short-form” merger provisions of the Delaware General Corporation Law (“DGCL”) without prior notice to, or any action by, any other stockholder of Vixel (See Section 12 — “Purpose of the Offer; Plus for Vixel; Other Matters”). In order to facilitate a short-form merger following completion of the Offer, the Purchaser and Emulex entered into a Purchaser Option Agreement, dated October 8, 2003, with Vixel, pursuant to which Vixel granted the Purchaser an irrevocable option (the “Purchaser Option”) to purchase for the Offer Price, shares of Common Stock and/or Series B Preferred Stock, in such relative amounts as determined by the Purchaser in its discretion (subject to the number of authorized shares of Series B Preferred Stock available for issuance), up to 19.9% in the aggregate of the then outstanding shares of Common Stock and Series B Preferred Stock on an as-converted basis (collectively, the “Optioned Shares”). The exercise of the Purchaser Option for Common Stock is conditioned upon the Purchaser and Emulex owning in the aggregate, immediately following such exercise, at least 90% of the outstanding shares of Common Stock. The exercise of the Purchaser Option for Series B Preferred Stock is conditioned upon the Purchaser and Emulex owning in the aggregate, immediately following such exercise, at least 90% of the outstanding Shares of Series B Stock. See Section 13 — “The Merger Agreement and Other Agreements.” Emulex, the Purchaser and Vixel have agreed in the Merger Agreement to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the acceptance and payment for Shares by the Purchaser pursuant to the Offer. See Section 13 — “The Merger Agreement and Other Agreements.”

      Certain U.S. federal tax consequences of the sale of Shares pursuant to the Offer and the conversion of Shares pursuant to the Merger are described in Section 5 — “Certain United States Federal Income Tax Consequences.”

      THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

THE TENDER OFFER

1.     Terms of the Offer

      Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment and pay $10.00 per Share, net to the seller in cash, without interest thereon, for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn in accordance with Section 4 — “Withdrawal Rights.” The term “Expiration Date” means 12:00 midnight, New York City time, on Wednesday, November 12, 2003 (such date and time, the “Initial Expiration Date”), unless and until, in accordance with the terms of the Merger Agreement, the Purchaser extends the period of time for which the Offer is open, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended by the Purchaser, expires.

      The Purchaser may, without the consent of Vixel, extend the Offer, and thereby delay acceptance for payment of, and the payment for, any Shares, by giving oral or written notice of such extension to the Depositary if:

•	any of the conditions to the Purchaser’s obligation to purchase Shares in the Offer are not satisfied or waived, in which case the extension must be limited to a time period reasonably necessary to permit such condition or conditions to be satisfied;

•	any rule, regulation or interpretation of the United States Securities and Exchange Commission (“SEC”) or the staff thereof applicable to the Offer requires that the Offer be extended; or

•	all of the conditions to the Purchaser’s obligations to accept Shares for payment are satisfied or waived (where permitted) but sufficient Shares have not been validly tendered and not withdrawn pursuant to the Offer to permit the Merger to be effected without a meeting of Vixel stockholders in accordance with the DGCL, in which case, the extension (or re-extension) must not exceed five business days beyond the latest applicable date that the Offer may be extended pursuant to the preceding two bulleted subparagraphs.

      Subject to the terms of the Merger Agreement, the Purchaser may also extend the Offer with Vixel’s prior written consent, authorized by Vixel’s board of directors or a duly authorized committee of Vixel’s board of directors.

      If the Purchaser extends the offer past November 12, 2003, the Stockholders would be permitted to withdraw the shares of Common Stock and Series B Preferred Stock previously irrevocably tendered by them pursuant to the terms of the Stockholders Agreement. These shares represent approximately 11% of the issued and outstanding shares of Common Stock (assuming the conversion of the Series B Preferred Stock held by the Goldman Sachs Investors and excluding warrants held by the Goldman Sachs Investors and stock options held by the directors of Vixel). See Section 13 — “The Merger Agreement and Other Agreements.”

      If at the Expiration Date all of the conditions to the Offer have been satisfied or waived (if permitted), the Purchaser may elect to provide a subsequent offering period of three to twenty business days (a “Subsequent Offering Period”) in accordance with Rule 14d-11 under the Exchange Act. A Subsequent Offering Period would be an additional period of time following the expiration of the Offer during which stockholders may tender Shares not tendered in the Offer and receive the same per share amount paid in the Offer. During a Subsequent Offering Period, the Purchaser will immediately accept and promptly pay for Shares as they are tendered and tendering stockholders will not have withdrawal rights. The Purchaser cannot elect to provide a Subsequent Offering Period unless the Purchaser announces the results of the Offer no later than 9:00 a.m. New York City time, on the next business day after the Expiration Date and immediately begins the Subsequent Offering Period. The Purchaser does not currently intend to provide a Subsequent Offering Period, although it reserves the right to do so in its own discretion.

      Under no circumstances will interest be paid on the Offer Price for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in paying for such Shares.

      The Purchaser may, at any time and from time to time prior to the expiration of the Offer, waive any condition to the Offer, or modify the terms of the Offer, by giving oral or written notice of such waiver or modification to the Depositary, except that, without the consent of Vixel, the Purchaser may not:

•	reduce the price per Share to be paid in the Offer;

•	change the form of consideration payable in the Offer;

•	decrease the number of Shares subject to the Offer;

•	impose additional conditions to the Offer or amend any existing conditions of the Offer in any manner adverse to the holders of the Shares;

•	extend the Offer other than described in this Section 1 of this Offer to Purchase; or

•	waive or change the Minimum Condition.

      The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition, the expiration or termination of any applicable periods under the HSR Act and any comparable provisions under any applicable pre-merger notification laws or regulations of foreign jurisdictions and the other conditions set forth in Section 14 — “Certain Conditions to the Offer.” If by 12:00 midnight, New York City time, on Wednesday, November 12, 2003 (or any date or time then set as the Expiration Date) any or all of the conditions to the Offer have not been satisfied or waived (where permitted), the Purchaser, subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC, may:

•	terminate the Offer and not accept for payment or pay for any Shares and return all tendered Shares to tendering stockholders;

•	waive any of the unsatisfied conditions other than the Minimum Condition, to the extent permitted by applicable law, and subject to complying with applicable rules and regulations of the SEC and its staff applicable to the Offer, accept for payment and pay for all Shares validly tendered and not withdrawn prior to the Expiration Date;

•	except as set forth above, extend the Offer and, subject to the right of stockholders to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is open or extended; or

•	except as set forth above, amend the offer.

      If the Purchaser extends the Offer, or if the Purchaser (whether before or after its acceptance for payment of Shares) is delayed in its purchase of or payment for Shares or is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Purchaser’s rights under the Offer, the Depositary may retain tendered Shares on behalf of the Purchaser, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in Section 4 — “Withdrawal Rights.” However, the ability of the Purchaser to delay the payment for Shares which the Purchaser has accepted for payment is limited by Rule 14e-l(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of the Offer. Any extension, amendment or termination of the Offer will be followed as promptly as practicable by public announcement thereof, the announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to holders of the Shares). Without limiting the obligation of the Purchaser under such Rule or the manner in which the Purchaser may choose to make any public announcement, the Purchaser currently intends to make announcements by issuing a press release to the Dow Jones News Service.

      If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. In the SEC’s view, an offer should remain open for a minimum of five business days from the date a material change is first published, sent or given to security holders and that, if material changes are made with respect to information not materially less significant than the offer price and the number of shares being sought, a minimum of ten business days may be required to allow adequate dissemination and investor response. The requirement to extend an offer will not apply to the extent that the number of business days remaining between the occurrence of the change and the then-scheduled expiration date equals or exceeds the minimum extension period that would be required because of such amendment. As used in this Offer to Purchase, “business day” has the meaning set forth in Rule 14d-1 under the Exchange Act.

      As described above, the Purchaser may, subject to certain conditions, elect to provide a Subsequent Offering Period. In a public release, the SEC has expressed the view that the inclusion of a Subsequent Offering Period would constitute a material change to the terms of the Offer requiring the Purchaser to disseminate new information to stockholders in a manner reasonably calculated to inform them of such change sufficiently in advance of the Expiration Date (generally five business days). The SEC, however, has recently stated that such advance notice may not be required under certain circumstances. In the event the Purchaser elects to include a Subsequent Offering Period, it will notify stockholders of Vixel consistent with the requirements of the SEC.

      Vixel has agreed to provide the Purchaser with Vixel’s stockholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed by the Purchaser to record holders of Shares and will be furnished by the Purchaser to brokers, dealers, banks and similar persons whose names, or the names of whose nominees, appear on the stockholder lists or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2.     Acceptance for Payment and Payment for Shares

      Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and provided that the Offer has not been terminated as described in Section 1 of this Offer to Purchase, the Purchaser will accept for payment and will pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn in accordance with Section 4 — “Withdrawal Rights” promptly after the Expiration Date. If the Purchaser includes a Subsequent Offering Period, the Purchaser will immediately accept and promptly pay for Shares as they are tendered during the Subsequent Offering Period. The Purchaser, subject to the Merger Agreement, expressly reserves the right, in its sole discretion, to delay acceptance for payment of or payment for Shares in order to comply in whole or in part with any required regulatory or governmental approvals, including, without limitation, pursuant to the HSR Act and any comparable provisions under any applicable pre-merger notification laws or regulations of foreign jurisdictions (see Section 15 — “Certain Legal Matters”). Any such delays will be effected in compliance with Rule 14e-1(c) of the Exchange Act (relating to a bidder’s obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder’s offer). If the Purchaser is delayed in its acceptance for payment of or payment for Shares or is unable to accept for payment or pay for Shares pursuant to the Offer, then, without prejudice to the Purchaser’s rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act) the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to do so as described in Section 4 — “Withdrawal Rights.” See Section 15 — “Certain Legal Matters.”

      In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of:

•	the certificates for such Shares, together with a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees; or

•	in the case of a transfer effected pursuant to the book-entry transfer procedures described in Section 3 — “Procedure for Tendering Shares,” a Book-Entry Confirmation and either a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message as described in Section 3 — “Procedure for Tendering Shares;” and

•	any other required documents.

The per share consideration paid to any holder of any Share pursuant to the Offer will be the highest per share consideration paid to any other holder of any Share pursuant to the Offer.

      For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares properly tendered to the Purchaser and not withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Purchaser and transmitting payment to tendering stockholders. Under no circumstances will interest be paid on the Offer Price to be paid by the Purchaser for the Shares, regardless of any extension of the Offer or any delay in making such payment.

      If any tendered Shares are not accepted for payment pursuant to the terms and conditions the Offer for any reason, certificates representing such unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares delivered by book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3 — “Procedures for Tendering Shares,” the Depositary will notify the Book-Entry Transfer Facility of the Purchaser’s decision not to accept the Shares and such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable after the expiration or termination of the Offer.

      The Purchaser reserves the right to transfer or assign, in whole or in part, to Emulex or to any affiliate of Emulex, the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve the Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

3.	Procedure for Tendering Shares

      Valid Tender. A stockholder must follow one of the following procedures to validly tender Shares pursuant to the Offer:

•	for Shares held as physical certificates (“Share Certificates”), the certificates for tendered Shares, a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees and any other documents required by the Letter of Transmittal must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase prior to the Expiration Date (unless such tender is made during a Subsequent Offering Period, if one was provided);

•	for Shares held in book-entry form, either a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message (as defined below), and any other required documents, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase, and such Shares must be delivered pursuant to the book-entry transfer procedures described below under “Book-Entry Transfer” and a Book-Entry Confirmation (as defined below) must be received by the Depositary, in each case prior to the Expiration Date (unless such tender is made during a Subsequent Offering Period, if one was provided); or

•	the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery” prior to the Expiration Date.

      The valid tender of Shares pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and the Purchaser upon the terms and subject to the conditions of the Offer.

      Book-Entry Transfer. The Depositary will establish an account or accounts with respect to the Shares at The Depository Trust Company (the “Book-Entry Transfer Facility”) for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility’s systems may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedure for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, the properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date (except with respect to a Subsequent Offering Period, if one is provided), or the tendering stockholder must comply with the guaranteed delivery procedures described below for a valid tender of Shares by book-entry. The confirmation of a book-entry transfer of Shares into a Depositary’s account at the Book-Entry Transfer Facility as described above is referred to in this Offer to Purchase as a “Book-Entry Confirmation.”

      The term “Agent’s Message” means a message, transmitted through electronic means by a Book-Entry Transfer Facility, in accordance with the normal procedures of the Book-Entry Transfer Facility and the Depositary, to and received by the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares which are the subject of Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against the participant. The term “Agent’s Message” shall also include any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office. For Shares to be validly tendered during any Subsequent Offering Period, the tendering stockholder must comply with the foregoing procedures except that the required documents and certificates must be received during the Subsequent Offering Period.

      The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the election and risk of the tendering stockholder. Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary. Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a Book-Entry Transfer, by Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

      Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (1) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3 includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (2) if such Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agent Medallion Signature Program, (each, an “Eligible Institution” and, collectively, “Eligible Institutions”). In all other cases, all signatures on Letters of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal. If a Share certificate is registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or a Share certificate not tendered or not accepted for payment are to be returned, to a person other than the registered holder of the certificates surrendered, then the tendered Share certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the Share certificate, with the signature(s) on the certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 to the Letter of Transmittal.

      Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the Share certificates are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Date, such stockholder’s tender may be effected if all the following conditions are met:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Purchaser, is received by the Depositary, as provided below, prior to the Expiration Date; and

•	the Share certificates (or a Book-Entry Confirmation), in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal), and any other documents required by the Letter of Transmittal are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which the National Association of Security Dealers Automated Quotation System, Inc. (the “NASDAQ”) is open for business.

      The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, facsimile transmission or mail (or if sent by a Book-Entry Transfer Facility, a message transmitted through electronic means in accordance with the usual procedures of the Book-Entry Transfer Facility and the Depositary; provided, however, that if such notice is sent by a Book-Entry Transfer Facility through electronic means, it must state that the Book-Entry Transfer Facility has received an express acknowledgment from the participant on whose behalf such notice is given that such participant has received and agrees to become bound by the form of such notice) to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery made available by the Purchaser.

      Other Requirements. Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (1) Share certificates (or a timely Book-Entry Confirmation), (2) a properly completed and duly executed Letter of Transmittal (or a facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal) and (3) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the Offer Price to be paid by the Purchaser for the Shares, regardless of any extension of the Offer or any delay in making such payment.

      Appointment as Proxy. By executing the Letter of Transmittal (or a facsimile thereof) (or, in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal), the tendering stockholder will irrevocably appoint designees of the Purchaser as such stockholder’s agents and attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by the Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares on or after the date of this Offer to Purchase. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, the Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of the Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Vixel’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. The Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the Purchaser’s acceptance for payment of such Shares, the Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares for any meeting of Vixel stockholders.

      Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares, including questions as to the proper completion or execution of any Letter of Transmittal (or facsimile thereof), Notice of Guaranteed Delivery or other required documents and as to the proper form for transfer of any certificate of Shares, shall be resolved by the Purchaser, in its sole discretion, whose determination shall be final and binding. The Purchaser shall have the absolute right to determine whether to reject any or all tenders not in proper or complete form or to waive any irregularities or conditions, and the Purchaser’s interpretation of the Offer to Purchase, the Letter of Transmittal and the instructions thereto and the Notice of Guaranteed Delivery (including without limitation the determination of whether any tender is complete and proper) shall be final and binding. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of the Purchaser, Emulex, the Depositary, the Information Agent, the Dealer Manager, Vixel or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

      Backup Withholding. In order to avoid “backup withholding” of U.S. federal income tax on payments of cash pursuant to the Offer, a stockholder surrendering Shares in the Offer must, unless an exemption applies, provide the Depositary with such stockholder’s correct taxpayer identification number (“TIN”) on a Substitute Form W-9, certify under penalties of perjury that such TIN is correct and provide certain other certifications. If a stockholder does not provide such stockholder’s correct TIN or fails to provide the required certifications, the Internal Revenue Service (the “IRS”) may impose a penalty on such stockholder and payment of cash to such stockholder pursuant to the Offer may be subject to backup withholding of 28%. All stockholders surrendering Shares pursuant to the Offer should complete and sign the main signature form and the Substitute Form W-9 included as part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to the Purchaser and the Depositary). Certain stockholders (including, among others, all corporations) are not subject to backup withholding. Noncorporate foreign stockholders should complete and sign the main signature form included as part of the Letter of Transmittal and an appropriate Form W-8 (instead of a Form W-9) a copy of which may be obtained from the Depositary, in order to avoid backup withholding. See Instruction 9 to the Letter of Transmittal.

4.     Withdrawal Rights

      Except as provided in this Section 4, or as provided by applicable laws, tenders of Shares are irrevocable.

      Shares tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth below at any time prior to the Expiration Date and, unless theretofore accepted for payment and paid for by the Purchaser pursuant to the Offer, may also be withdrawn at any time after December 14, 2003.

      For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of this Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn, the number and type of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates representing Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates evidencing such Shares and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 — “Procedures for Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the appropriate Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with such Book-Entry Transfer Facility’s procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will no longer be considered properly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by again following one of the procedures described in Section 3 — “Procedures for Tendering Shares” any time prior to the Expiration Date.

      No withdrawal rights will apply to Shares tendered into a Subsequent Offering Period under Rule 14d-11 of the Exchange Act, and no withdrawal rights apply during a Subsequent Offering Period under Rule 14d-11 with respect to Shares tendered in the Offer and accepted for payment. See Section 1 — “Terms of the Offer.”

      All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, which determination will be final and binding. None of the Purchaser, Emulex, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

      The method for delivery of any documents related to a withdrawal is at the risk of the withdrawing stockholder. Any documents related to a withdrawal will be deemed delivered only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

5.	Certain United States Federal Income Tax Consequences

      The following is a summary of certain United States federal income tax consequences of the Offer and the Merger to holders of Shares whose Shares are, respectively, sold pursuant to the Offer or converted into the right to receive cash in the Merger. This discussion is for general information purposes only and does not address all aspects of United States federal income taxation that may be relevant to particular holders of Shares in light of their specific investment or tax circumstances. The tax consequences to any particular stockholder may differ depending on that stockholder’s own circumstances and tax position. The discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations issued thereunder, and administrative and judicial interpretations thereof, all as in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion applies only to holders who hold Shares as “capital assets” within the meaning of section 1221 of the Code, and does not apply to holders who acquired their Shares pursuant to the exercise of employee stock options or otherwise as compensation. In addition, this discussion does not apply to certain types of holders subject to special tax rules including, but not limited to, non-U.S. persons, insurance companies, tax-exempt organizations, financial institutions, and brokers or dealers, holders who perfect their appraisal rights, if any, or persons who held their Shares as a part of a straddle, hedge, conversion, or other integrated investment. The tax consequences of the Offer and the Merger to holders who hold their shares through a partnership or other pass-through entity generally will depend upon such holder’s status for United States federal income tax purposes.

      Each holder is urged to consult such holder’s tax advisor regarding the specific United States federal, state, local and foreign income and other tax consequences of the Offer and the Merger in light of such holder’s specific tax situation.

      The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under state, local, or foreign tax laws. In general, a holder who receives cash in exchange for Shares pursuant to the Offer or the Merger will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and the holder’s tax basis in the Shares exchanged. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired at the same time and price) exchanged pursuant to the Offer or the Merger. Such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if such Shares have been held for more than one year at the time of disposition. In the case of a tendering noncorporate stockholder, long-term capital gains will generally be eligible for a maximum U.S. federal income tax rate of 15%. The claim of a deduction in respect of a capital loss is subject to limitations.

      A stockholder (other than certain exempt stockholders including, among others, all corporations and certain foreign individuals) that tenders Shares may be subject to backup withholding at a rate equal to the fourth lowest rate applicable to ordinary income of unmarried individuals (under current law, the backup withholding rate is 28%) unless the stockholder provides its TIN and certifies under penalties of perjury that such TIN is correct (or properly certifies that it is awaiting a TIN) and certifies as to no loss of exemption from backup withholding and otherwise complies with the applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Rather, the amount of the backup withholding can be credited against the U.S. federal income tax liability of the person subject to the backup withholding, provided that the required information is given to the IRS. If backup withholding results in an overpayment of tax, a refund can be obtained by the stockholder by filing a U.S. federal income tax return. A stockholder that does not furnish a required TIN or that does not otherwise establish a basis for an exemption from backup withholding may be subject to a penalty imposed by the IRS. See “Backup Withholding” under Section 3 — “Procedure for Tendering Shares.” Each stockholder should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding.

6.	Price Range of the Shares; Dividends on the Shares

      The Common Stock has been traded through the Nasdaq National Market under the symbol “VIXL” since October 1, 1999. The following table sets forth, for each of the periods indicated, the high and low reported sales price per share of Common Stock on the Nasdaq National Market based on published financial sources.

	High	Low

Year Ended December 31, 2001
First Quarter	$4.25	$1.00
Second Quarter	$5.49	$0.75
Third Quarter	$4.71	$1.14
Fourth Quarter	$2.20	$1.40
Year Ended December 31, 2002
First Quarter	$4.35	$1.69
Second Quarter	$4.13	$1.61
Third Quarter	$2.80	$1.10
Fourth Quarter	$2.05	$1.10
Year Ended December 31, 2003
First Quarter	$3.40	$1.80
Second Quarter	$7.35	$3.01
Third Quarter	$9.10	$5.96
Fourth Quarter (through October 14, 2003)	$9.94	$7.46

      On October 8, 2003, the last full trading day prior to the public announcement of the execution of the Merger Agreement, the last reported sales price of the Common Stock on the Nasdaq National Market was $8.54 per share. On October 14, 2003, the last full trading day prior to the commencement of the Offer, the last reported sales price of the Common Stock on the Nasdaq National Market was $9.93 per share. Stockholders are urged to obtain a current market quotation for the Common Stock.

      No established trading market exists or has existed for the Series B Preferred Stock.

      The Purchaser has been advised by Vixel that, other than required dividends on the Series B Preferred Stock, Vixel has not declared or paid any cash dividends during any of the periods indicated in the above table and that it does not intend to declare or pay any cash dividends in the foreseeable future.

      Further, the Merger Agreement provides that, without the prior written consent of Emulex, from the date of the Merger Agreement until the earlier to occur of the termination of the Merger Agreement or the Effective Time, Vixel may not, other than required dividends on the Series B Preferred Stock, declare, set aside, or pay any dividends on or make any other distributions in respect of any of its capital stock.

7.	Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations

      Market for the Shares. The Purchaser’s purchase of Shares pursuant to the Offer will reduce the number of holders of Common Stock and Series B Preferred Stock. Purchaser’s purchase of Shares in the Offer will also reduce the number of shares of Common Stock that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining shares of Common Stock held by the public. Shares of Series B Preferred Stock are held by only the Goldman Sachs Investors; no established trading market exists or has existed for shares of Series B Common Stock.

      NASDAQ Listing. Depending upon the number of shares of Common Stock purchased pursuant to the Offer, the Common Stock may no longer meet the requirements of the National Association of Securities Dealers, Inc. (the “NASD”) for continued inclusion on the Nasdaq National Market. A security must meet one of two maintenance standards for continued inclusion on the Nasdaq National Market. The first maintenance standard requires that there be at least $10 million in stockholders’ equity, at least 750,000 publicly held shares, a market value of at least $5 million for all publicly held shares, a minimum bid price of $1, at least 400 shareholders of 100 shares or more, and at least two market makers for the shares. The second maintenance standard requires that either (1) the market value of listed securities is at least $50 million or (2) the company has total assets and total revenue of at least $50 million each for the most recently completed fiscal year or two out of the last three most recently completed fiscal years; and, in either case, that there be at least 1.1 million publicly held shares, a market value of at least $15 million for all publicly held shares, a minimum bid price of $1, at least 400 shareholders of 100 shares or more, and at least four market makers for the shares. Shares held directly or indirectly by directors, officers or beneficial owners of more than 10% of the shares are not considered to be publicly held for the purpose of the maintenance standards. If, as a result of the purchase of shares of Common Stock pursuant to the Offer, the Common Stock no longer meets these standards, the quotations for shares of Common Stock on Nasdaq will be discontinued.

      If the Nasdaq National Market and the NASDAQ Smallcap Market were to cease to publish quotations for shares of Common Stock, it is possible that shares of Common Stock would continue to trade in the over-the-counter market and that price or other quotations would be reported by other sources. The extent of the public market for such shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and/or the aggregate market value of such securities remaining at such time, the interest in maintaining a market in shares of Common Stock on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors.

      Exchange Act Registration. The Common Stock is currently registered under the Exchange Act. Such registration may be terminated upon application of Vixel to the SEC if the Common Stock is neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Common Stock under the Exchange Act, assuming there are no other securities of Vixel subject to registration, would substantially reduce the information required to be furnished by Vixel to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Vixel, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement pursuant to Section 14(a) or 14(c) in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders. Furthermore, the ability of “affiliates” of Vixel and persons holding “restricted securities” of Vixel to dispose of such securities pursuant to Rule 144 or Rule 144A promulgated under the Securities Act of 1933, as amended (the “Securities Act”), may be impaired or eliminated. The Purchaser intends to seek to cause Vixel to apply for termination of registration of the Common Stock under the Exchange Act as soon after the completion of the Offer as the requirements for such termination are met. If the Nasdaq National Market listing and the Exchange Act registration of the Common Stock are not terminated prior to the Merger, then the Common Stock will be delisted from the Nasdaq National Market and the registration of the Common Stock under the Exchange Act will be terminated following the consummation of the Merger.

      Margin Regulations. The shares of Common Stock currently are “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which status has the effect, among other things, of allowing brokers to extend credit on the collateral of shares of Common Stock. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, following the Offer, shares of Common Stock would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers.

8.	Certain Information Concerning Vixel

      Vixel is a Delaware corporation with its principal executive office at 11911 North Creek Parkway South, Bothell, Washington, 98011. The telephone number of Vixel at such office is (425) 806-5509. According to its Quarterly Report for the quarterly period ended June 29, 2003 on Form 10-Q, Vixel provides comprehensive Fibre Channel-based technologies and products for data storage solutions and storage networking applications. Vixel’s offerings consist of a variety of new embedded storage switch products as well as its SAN interconnect switch and hub products that connect computers to data storage devices in a network configuration.

      Selected Financial Information. Set forth below is certain selected consolidated financial information with respect to Vixel, excerpted or derived from Vixel’s 2002 Annual Report on Form 10-K, as amended and its Quarterly Reports on Form 10-Q for the six-month period ended June 29, 2003 and June 30, 2002, each as filed with the SEC pursuant to the Exchange Act. More comprehensive financial information is included in such report and in other documents filed by Vixel with the SEC. The following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information (including any related notes) contained therein. Such reports and other documents may be inspected and copies may be obtained from the SEC in the manner set forth below.

      Available Information. Vixel is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is obligated to file reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Vixel’s directors and officers, their remuneration, options granted to them, the principal holders of Vixel’s securities and any material interests of such persons in transactions with Vixel is required to be disclosed in proxy statements distributed to Vixel’s stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference facilities of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such information should be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy statements and other information relating to Vixel that have been filed via the EDGAR System.

      The information concerning Vixel contained in this Offer to Purchase, including that set forth below under the caption “Selected Financial Information,” has been furnished by Vixel or has been taken from or based upon publicly available documents and records on file with the SEC and other public sources. Neither Emulex nor the Purchaser assumes responsibility for the accuracy or completeness of the information concerning Vixel contained in such documents and records or for any failure by Vixel to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Emulex or the Purchaser.

Vixel Corporation

Selected Consolidated Financial Information

	Fiscal Year Ended		Six Months Ended

	Dec. 29,	Dec. 30,	June 29,	June 30,
	2002	2001	2003	2002

	(In thousands of dollars, except per share data)
Operating Data:
Total revenue	$20,606	$21,803	$11,579	$9,530
Loss from operations	(10,439)	(23,524)	(5,601)	(4,920)
Net loss	(9,688)	(21,928)	(5,438)	(4,552)
Net loss per share	(.40)	(.93)	(.25)	(.19)
Balance Sheet Data (at end of period):
Total assets	27,485	38,765	27,692	32,721
Cash and cash equivalents	4,347	5,036	11,889	7,791
Long-term obligations and noncurrent portion of capital leases	350	184	200	528
Total stockholders’ equity (deficit)	19,508	28,026	19,703	24,189

      Certain Projections. Prior to entering into the Merger Agreement, representatives of Emulex conducted a due diligence review of Vixel, and in connection with such review received certain internal projections of Vixel’s future operating performance. Vixel has advised Emulex and the Purchaser of certain assumptions, risks and limitations, as described below, and that Vixel does not, as a matter of course, make public any projections as to future performance or earnings beyond the current quarter and the projections set forth below are included in this Offer to Purchase only because this information was provided to Emulex and the Purchaser in connection with the Merger Agreement and the Offer. This information included the following projections of revenues, gross profit and operating income for Vixel for the years ended December 31, 2003 through 2005.

2003 — 2005 Consolidated Income Statements — Highlights

	Fiscal Year Ended

	Dec. 31,	Dec. 31,	Dec. 31,
	2003	2004	2005

	(In thousands of dollars)
Operating Data:
Total revenue	$25,994	$50,848	$75,000
Gross Margin	12,855	25,424	39,000
Gain (loss) from operations	(10,585)	319	11,200

      Based on an analysis of Vixel’s internal projections and the execution risks inherent in those projections, including the potential delays in OEM product launches of next-generation equipment embedding Vixel’s products, the challenges in obtaining additional OEM design wins for Vixel’s products and the risk of development delays that could impact the availability of Vixel’s products, these projections may be subject to substantial discounting. Any review of these projections without applying a discount for the risks typically associated with the development, marketing and adoption of next-generation storage networking equipment would be inappropriate. Vixel has advised Emulex that Vixel has not formally adopted and incorporated the projections for fiscal years 2004 and 2005 into its board-authorized operating plan.

      Although Emulex and Purchaser were provided with such projections, they did not base their analysis of Vixel on such projections. The projections were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections do not purport to present operations in accordance with U.S. generally accepted accounting principles (“GAAP”), and Vixel’s independent auditors have not examined, compiled or otherwise applied procedures to the projections and accordingly assume no responsibility for them. Vixel has advised Emulex and the Purchaser that its internal financial forecasts (upon which the projections provided to Emulex and the Purchaser were based in part) are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects and thus susceptible to interpretations and periodic revision based on actual experience and business developments.

      The projections also reflect numerous assumptions made by the management of Vixel, including assumptions with respect to industry performance, the market for Vixel’s existing and new products and services, Vixel’s ability to successfully negotiate and consummate potential strategic partnerships for products under development, effective tax rates, interest rates and currency exchange rates, and general business, economic, market and financial conditions and other matters, all of which are difficult to predict, many of which are beyond Vixel’s control, and none of which were subject to approval by Emulex or the Purchaser. These projections do not give effect to the Offer or the potential combined operations of Emulex or any of its affiliates and Vixel or any alterations that Emulex or any of its affiliates may make to Vixel’s operations or strategy after the consummation of the Offer. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate or that any of the projections will be realized.

      It is expected that there will be differences between actual and projected results, and actual results may be materially greater or less than those contained in the projections due to numerous risks and uncertainties, including, but not limited to, the accuracy of Vixel’s information concerning the markets for its products and product candidates, including growth projections; risks and difficulties that Vixel expects to encounter as an early stage company in a rapidly evolving embedded storage connectivity technology market; whether Vixel’s competitors increase sales of their products, implement price reductions or introduce new products; the actual timing and content of submissions to and decisions made by regulatory authorities in the United States, Europe and elsewhere, including decisions regarding marketing authorizations, product pricing and facilities; market acceptance of products in expanded areas of use and in new geographic markets; potential reduction in margin on key products and increases in expenses; the scope, validity and enforceability of patents and other proprietary rights held by third parties and the actual impact of such patents and other rights, if any, on Vixel’s ability to commercialize products; patent and other litigation; the ability to manufacture sufficient quantities of products for development and commercialization activities and to do so in a timely and cost efficient manner; Vixel’s ability to obtain and maintain agreements with suppliers, licensors and sublicensees, and distributors; the ability to attract and retain qualified sales forces; the impact, if any, of war and terrorist activities on the operations and activities of Vixel and third parties, including regulatory authorities; and the risks and uncertainties described in reports filed by Vixel with the SEC under the Exchange Act, including without limitation under the heading “Risk Factors” in Vixel’s 2002 Annual Report on Form 10-K. All projections are forward-looking statements; these and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified above and the cautionary statements contained in Vixel’s 2002 Annual Report on Form 10-K filed with the SEC.

      The inclusion of the projections herein should not be regarded as an indication that any of Emulex, the Purchaser, Vixel or their respective affiliates or representatives considered or consider the projections to be a reliable prediction of future events, and the projections should not be relied upon as such. None of Emulex, the Purchaser, Vixel or any of their respective affiliates or representatives has made or makes any representation to any person regarding the ultimate performance of Vixel compared to the information contained in the projections, and none of them undertakes any obligation to update or otherwise revise the projections to reflect circumstances existing after the date such projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error.

      Stockholders are cautioned not to place undue reliance on the financial projections included in this Offer to Purchase.

9.	Certain Information Concerning Emulex and the Purchaser

      Emulex and the Purchaser. Emulex is a Delaware corporation. Emulex is a leading designer, developer and supplier of a broad line of storage networking host bus adapters, or HBAs, and application specific computer chips, or ASICs, that provide connectivity solutions for storage area networks, or SANs, network attached storage, or NAS, and redundant array of independent disks, or RAID, storage. HBAs are the data communication products that enable servers to connect to storage networks by offloading communication-processing tasks as information is delivered and sent to the network. Emulex’s products are based on internally developed ASIC and embedded firmware and software technology, and offer support for a wide variety of SAN protocols, configurations, system interfaces and operating systems. Emulex’s principal executive offices are located at 3535 Harbor Blvd., Costa Mesa, California 92626 and its telephone number at that address is (714) 662-5600.

      The Purchaser is a Delaware corporation which was recently formed at the direction of Emulex for the purpose of effecting the Offer and the Merger. Emulex owns all of the outstanding capital stock of the Purchaser. Until immediately prior to the time the Purchaser purchases Shares pursuant to the Offer, it is not anticipated that the Purchaser will have any significant assets or liabilities or engage in any activities other than those incident to the Offer and the Merger. The Purchaser’s principal executive offices are located at 3535 Harbor Blvd., Costa Mesa, California 92626 and its telephone number is (714) 662-5600.

      The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of the Purchaser and Emulex are set forth in Schedule I hereto.

      None of the persons listed in Schedule I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. None of the persons listed in Schedule I has, during the past five years, been convicted in a criminal proceeding.

      Pursuant to the Stockholders Agreement and the Purchaser Option, Emulex and the Purchaser may be deemed to beneficially own 10,474,133 shares of Common Stock constituting approximately 28.5% of the total outstanding Common Stock on a fully diluted, as converted basis, assuming the conversion of the Series B Preferred Stock subject to the Stockholders Agreement and the exercise of the Purchaser Option. See Section 13 — “The Merger Agreement and Other Agreements.” Except as set forth elsewhere in this Offer to Purchase or Schedule I hereto.

      Available Information. Pursuant to Rule 14d-3 under the Exchange Act, Emulex and the Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO.

      Additionally, Emulex is subject to the information and reporting requirements of the Exchange Act and is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning Emulex’s business, principal physical properties, capital structure, material pending legal proceedings, operating results, financial condition, directors and officers (including their remuneration and stock options granted to them), the principal holders of Emulex’s securities, any material interests of such persons in transactions with Emulex and certain other matters is required to be disclosed in proxy statements and annual reports distributed to Emulex’s stockholders and filed with the SEC. The Schedule TO and the exhibits thereto, as well as these other reports, proxy statements and other information, may be inspected at the SEC’s public reference library at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such information should be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 450 Fifth Street, N.W., Washington D.C. 20549. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy statements and other information relating to Emulex that have been filed via the EDGAR System.

10.	Source and Amount of Funds

      The Offer is not conditioned upon any financing arrangements. Emulex and Purchaser estimate that the total amount of funds required to consummate the Offer and the Merger will be approximately $330 million, not including related fees and expenses. Emulex has available to it sufficient funds to close the Offer and the Merger, and will cause the Purchaser to have sufficient funds available to close the Offer and the Merger.

      Because the only consideration in the Offer and Merger is cash and the Offer is to purchase all outstanding Shares, and in view of the absence of a financing condition and the amount of consideration payable in relation to the financial capacity of Emulex and its affiliates, the Purchaser believes the financial condition of Emulex and its affiliates is not material to a decision by a holder of Shares whether to sell, tender or hold Shares pursuant to the Offer.

11.	Background of the Offer

      Emulex continually explores and conducts internal discussions with regard to acquisitions and other strategic corporate transactions that are consistent with its corporate strategies.

      In November 2002, John Runne, Chairman of Vixel’s strategic advisory board, telephoned Paul Folino, chief executive officer of Emulex, to discuss a possible commercial strategic partnership. Preliminary discussions among Mr. Runne and respective representatives of Emulex and Vixel were held in December 2002 and January and February of 2003 regarding strategic partnership opportunities relating to their respective product suites, capabilities and technologies. Based on those conversations, the companies executed a nondisclosure agreement to allow the exchange of confidential information between them in connection with the proposed strategic partnership.

      On March 5, 2003, Mr. Runne contacted Karen Mulvany, executive vice president of business planning and development of Emulex, to suggest the possibility of a business combination involving Emulex and Vixel. Ms. Mulvany indicated a willingness to explore the potential benefits of a business combination involving the two companies, and agreed to meet on March 11, 2003 to further discuss opportunities. On March 11, 2003, Vixel informed Emulex that Vixel was not interested in pursuing a business combination with Emulex at that time but remained open to continued strategic partnership activities, including interoperability development with Emulex.

      From time to time from March 2003 through early June 2003, representatives of the two companies, sometimes including Messrs. Runne and Folino and Ms. Mulvany, held discussions to pursue a strategic partnership and to move forward with interoperability efforts.

      On June 13, 2003, at a meeting between Mr. Folino and James McCluney, chief executive officer of Vixel, Mr. Folino asked Mr. McCluney whether Vixel would be interested in a potential business combination. Mr. McCluney advised Mr. Folino that he would need sufficient time to consider the proposal, and that he would respond following internal discussions, including discussions with Vixel’s board of directors at its then-upcoming regular meeting scheduled for July 29, 2003.

      On June 16, 2003, in preliminary response to Mr. Folino’s proposal at the June 13th meeting, Mr. McCluney telephoned Mr. Folino to express preliminary interest in a possible business combination. Mr. Folino indicated that Emulex would be in a position to initiate discussions following Emulex’s regular meeting of its board of directors scheduled for August 21, 2003. At that point, the parties determined to cease any further discussions regarding a possible business combination pending a determination by the Emulex board of directors at the August 21 meeting to pursue further talks with Vixel.

      During July 2003, representatives of Emulex and Vixel continued to hold discussions to make progress in interoperability development in furtherance of a commercial strategic partnership between the two companies.

      At a regular meeting of the board of directors of Emulex held on August 21, 2003, Ms. Mulvany presented to the board of directors a review of strategic opportunities available to Vixel as part of its ongoing evaluation of changes in the marketplace and opportunities to strengthen its business. These opportunities include, but are not limited to, potential acquisitions or dispositions, collaborations, licensing arrangements or other strategic transactions. In furtherance of this strategy, at the August 21 meeting, the members of the board discussed several potential business combination candidates, including Vixel. Following discussion of the relative merits and risks associated with the various proposed business combinations, the board directed Emulex management to continue to identify and evaluate potential acquisition candidates, and to pursue exploratory discussions with Vixel.

      On August 22, 2003 Mr. McCluney telephoned Mr. Folino to inform him that Vixel had received an offer from a potential third party acquirer. Mr. McCluney inquired as to whether Emulex would be interested in submitting an offer to purchase Vixel. Mr. Folino responded that he needed sufficient time to consider a business combination with Vixel, including, among other things, time for due diligence review of Vixel prior to determining whether Emulex would submit an offer to purchase Vixel. Messrs. McCluney and Folino agreed to continue to talk following further internal evaluation of a potential acquisition of Vixel by Emulex.

      Over the course of the next week, representatives of Emulex conducted due diligence review of Vixel’s publicly-filed documents and initiated a preliminary diligence review of non-public information provided by Vixel to Emulex which was responsive to its due diligence requests.

      On August 29, 2003, Emulex delivered to Vixel its formal indication of interest in acquiring Vixel during a conversation among Mr. Mulvaney, Mr. Rockenbach and Kurtis L. Adams, Vixel’s chief financial officer and Mr. Runne. Also on that date, Emulex engaged Skadden, Arps, Slate, Meagher & Flom LLP as its legal counsel in connection with the proposed transaction.

      From August 29, 2003 through September 4, 2003, representatives of both companies engaged in technical, financial and legal diligence meetings. The parties also discussed potential strategic synergies of the business combination and various other business terms.

      On September 2, 2003, Emulex and Vixel entered into a confidentiality agreement to allow the exchange of confidential information between them in connection with the proposed business combination, which was subsequently amended, in part, on September 23, 2003.

      On September 4, 2003, Emulex retained Merrill Lynch to act as its financial advisor in the proposed transaction, which engagement was confirmed in writing on September 10, 2003. Also on that date, Messrs. Adams, McCluney, Runne and Reed held an offsite meeting with senior members of Emulex’s management to discuss Vixel’s business.

      On September 5, 2003, Mr. McCluney met with Mr. Folino, at which time, Mr. Folino stated that a term sheet for an acquisition of Vixel would be forthcoming.

      On September 9, 2003, the board of directors of Emulex convened a meeting. Michael Rockenbach, chief financial officer of Emulex and Ms. Mulvany also participated in this meeting. Mr. Rockenbach and Ms. Mulvany reviewed with the directors the status of their discussions with representatives of Vixel regarding the potential business combination and management’s preliminary views with respect to the strategic, structural, economic, operational, legal and other regulatory issues associated with the business combination. The members of the board of directors of Emulex then discussed the proposed transaction. Following discussion, the board of directors of Emulex authorized Emulex’s management to deliver to Vixel a formal offer to purchase Vixel.

      On September 11, 2003, Emulex delivered to Vixel a term sheet which contained an offer to purchase, by means of a tender offer followed by a merger for all untendered shares, all outstanding shares of Vixel at a price of $9.50 per share net in cash, and an exclusivity agreement. The offer required Vixel to respond no later than 5:00 p.m. on September 12, 2003. After providing the term sheet to Vixel, Messrs. McCluney and Adams spoke by telephone with Mr. Folino and Ms. Mulvany to review it.

      On September 12, 2003, Vixel requested an extension of the time within which it must respond to the offer until September 16, 2003. On that same date, Emulex agreed to the request for the extension.

      On September 15, 2003, Mr. McCluney telephoned Ms. Mulvany to request an increase in the offer price in light of a competing offer from another bidder. During that conversation, Mr. McCluney also told Ms. Mulvaney that, because the prices offered by the two bidders were close, Vixel would not be in a position to negotiate exclusively with Emulex. Emulex then delivered to Vixel an offer to purchase all outstanding shares of Vixel at $9.75 per share to be paid net in cash.

      On September 16, 2003, Mr. McCluney telephoned Mr. Folino to request an increase in the then-current offer price. Later that day, Emulex delivered to Vixel an offer to purchase the Shares at $10.00 per Share to be paid net in cash, which was submitted in the form of a revised term sheet and exclusivity agreement.

      On September 18, 2003, the parties executed the exclusivity agreement.

      Over the course of the next several days that followed, representatives of Emulex and Vixel and their respective financial advisors and legal counsel had numerous discussions relating to the proposed terms of the business combination and various diligence items.

      On September 23, 2003, Skadden Arps distributed drafts of the definitive agreements relating to the Offer and the Merger, including, among other things, the Merger Agreement, a form of stockholders agreement and non-competition agreements. Over the course of the next several days that followed, the parties and their respective advisors continued to engage in Emulex’s due diligence review of Vixel in meetings and on telephone conferences, and to negotiate the terms of the definitive agreements.

      On October 4, 2003, the board of directors of Emulex convened a meeting. Mr. Rockenbach, Ms. Mulvany, representatives of Merrill Lynch and representatives of Skadden Arps also participated in this meeting. Mr. Rockenbach and Ms. Mulvany reviewed with the directors the status of their discussions with representatives of Vixel regarding the potential business combination and management’s views with respect to the strategic, structural, economic, operational, legal and other regulatory issues associated with the business combination. A representative of Merrill Lynch then reviewed with the board of directors the financial aspects of the proposed transaction. A representative of Skadden Arps also reviewed certain legal aspects of the proposed transaction. The members of the board of directors of Emulex then discussed the proposed transaction. The board of directors of Emulex then formed a special merger committee for the purpose of finalizing the terms of Offer and Merger, and authorizing the execution of definitive agreements, including the Merger Agreement, Purchaser Option Agreement and the Stockholders Agreements. Following discussion, the board of directors of Emulex, subject to the satisfactory negotiation and resolution of then-open issues relating to the terms Merger Agreement, Stockholders Agreements and other definitive documentation, approved the Offer and the Merger.

      From October 4, 2003 through October 8, 2003, there were numerous discussions between legal counsel to the parties to finalize the language of the definitive agreements. Emulex continued its technical, financial and legal due diligence investigation of Vixel’s business and products during this period. Emulex also continued to negotiate the terms of non-competition agreements with certain key employees of Vixel. On October 6, 2003, following an update of the then-current open issues relating to the Offer and the Merger and related discussion, the special merger committee of the board of directors of Emulex approved the Merger Agreement, including the Offer and Merger, the Stockholders Agreement, the Purchaser Option Agreement, and the forms of Non-Competition Agreements and authorized management of Emulex to finalize the definitive documentation.

      After the close of financial markets on the afternoon of October 8, 2003, Emulex and Vixel finalized and executed the definitive Merger Agreement and the purchase option agreement. At the same time, certain stockholders of Vixel signed the Stockholders Agreements, and certain executives of Vixel signed non-competition agreements. A joint press release announcing the transaction was issued immediately after the signing of the definitive Merger Agreement.

12.     Purpose of the Offer; Plans for Vixel; Other Matters

      Purpose of the Offer. The purpose of the Offer is to enable Emulex to acquire control of, and the entire equity interest in, Vixel. The Offer is being made pursuant to the Merger Agreement and is intended to increase the likelihood that the Merger will be effected. The purpose of the Merger is to acquire all outstanding Shares not purchased pursuant to the Offer. The transaction structure includes the Merger in order to ensure the acquisition by Emulex of all the outstanding Shares.

      If the Merger is consummated, Emulex’s common equity interest in Vixel would increase to 100% and Emulex would be entitled to all the benefits resulting from that interest. These benefits include complete management with regard to the future conduct of Vixel’s business and any increase in its value. Similarly, Emulex will also bear the risk of any losses incurred in the operation of Vixel and any decrease in the value of Vixel.

      Vixel stockholders who sell their Shares in the Offer will cease to have any equity interest in Vixel and to participate in any future growth. If the Merger is consummated, the stockholders of Vixel will no longer have an equity interest in Vixel and instead will have only the right to receive cash consideration pursuant to the Merger Agreement. See Section 13 – “The Merger Agreement and Other Agreements.” Similarly, the stockholders of Vixel will not bear the risk of any decrease in the value of Vixel after selling their Shares in the Offer or the subsequent Merger.

      Except as disclosed in this Offer to Purchase, neither Emulex nor the Purchaser has any present plan or proposal that would result in the acquisition by any person of additional securities of Vixel, or the disposition of securities of Vixel, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Vixel or its subsidiary or the sale or transfer of a material amount of assets of Vixel or its subsidiary. After the purchase of the Shares by the Purchaser pursuant to the Offer, Emulex may appoint its representatives to the board of directors of Vixel in proportion to its ownership of the outstanding Shares, as described below under the caption “Vixel’s Board of Directors” in Section 13 — “The Merger Agreement and Other Agreements.” Following completion of the Offer and the Merger, Emulex intends to operate Vixel as a subsidiary of Emulex under the direction of Emulex’s management. Emulex will continue to evaluate and review Vixel and its business, assets, corporate structure, capitalization, operations, properties, policies, management and personnel with a view toward determining how optimally to realize any potential benefits which arise from the rationalization of the operations of Vixel with those of the other business units and subsidiaries of Emulex. Such evaluation and review is ongoing and is not expected to be completed until after the consummation of the Offer and Merger. If, as and to the extent that Emulex acquires control of Vixel, Emulex will complete such evaluation and review of Vixel and will determine what, if any, changes would be desirable in light of the circumstances and the strategic business portfolio which then exist. Such changes could include, among other things, restructuring Vixel through changes in Vixel’s business, corporate structure, certificate of incorporation, by-laws, capitalization or management or could involve consolidating and streamlining certain operations and reorganizing other businesses and operations. Accordingly, Emulex and the Purchaser reserve the right to change their plans and intentions at any time, as they deem appropriate.

      Emulex, Purchaser or an affiliate of Emulex may, following the consummation or termination of the Offer, seek to acquire additional Shares through open market purchases, privately negotiated transactions, a tender offer or exchange offer or otherwise, upon such terms and at such prices as they will determine, which may be more of less than the price paid in the Offer.

      Stockholder Approval. Under the DGCL, the approval of the Vixel board of directors and the affirmative vote of the holders of a majority of the outstanding Shares (including the Series B Preferred Stock voting on an as-converted basis) are required to adopt and approve the Merger Agreement and the Merger. Vixel has represented in the Merger Agreement that the execution and delivery of the Merger Agreement by Vixel and the consummation by Vixel of the transactions contemplated by the Merger Agreement have been duly authorized by all necessary corporate action on the part of Vixel, subject to the approval of the Merger by Vixel’s stockholders if required in accordance with the DGCL. In addition, Vixel has represented that the affirmative vote of the holders of a majority of the outstanding Shares (including the Series B Preferred Stock voting on an as-converted basis) is the only vote of the holders of any class or series of Vixel’s capital stock necessary to approve the Merger, and no vote of any class or series of Vixel’s capital stock is necessary to approve any of the transactions contemplated by the Merger Agreement other than the Merger. Each share of Series B Preferred Stock shall be entitled to 0.89 of a vote. Therefore, unless the Merger is consummated pursuant to the Short-Form Merger (as defined below) provisions under the DGCL described below (in which case no further corporate action by the Vixel stockholders will be required to complete the Merger), the only remaining required corporate action of Vixel will be the approval of the Merger Agreement and the transactions contemplated thereby by the affirmative vote of the holders of a majority of the outstanding Shares (including the Series B Preferred Stock voting on an as-converted basis). Vixel has agreed to duly call, give notice of, convene and hold a special meeting of its stockholders to consider and take action upon the approval and adoption of the Merger Agreement and the approval of the Merger as soon as reasonably practicable following the acceptance for payment and purchase of Shares by Purchaser pursuant to the Offer for the purpose of considering and taking action upon the Merger Agreement. Emulex has agreed to vote, or cause to be voted, all of the Shares then owned by it, Purchaser or any of its other subsidiaries in favor of the approval of the Merger and the adoption of this Agreement. In the event that Emulex, Purchaser and Emulex’s other subsidiaries and affiliates acquire in the aggregate at least a majority of the outstanding Shares (including the Series B Preferred Stock voting on an as-converted basis) (which would be the case if the Minimum Condition is satisfied and the Purchaser were to accept for payment Shares tendered in the Offer), they would have the ability to effect the Merger without the affirmative votes of any other Vixel stockholders.

      Short-Form Merger. Section 253 of the DGCL provides that, if a corporation owns at least 90% of the outstanding shares of each class of another corporation, the corporation holding such stock may merge itself into such corporation without any action or vote on the part of the board of directors or the stockholders of such other corporation (such merger, a “Short-Form Merger”). In the event that Emulex, the Purchaser and any other subsidiaries of Emulex acquire in the aggregate at least 90% of the outstanding Shares, pursuant to the Offer or otherwise, then, at the election of Emulex, a Short-Form Merger could be effected without any approval of the Vixel board of directors or the stockholders of Vixel, subject to compliance with the provisions of Section 253 of the DGCL. Even if Emulex and the Purchaser do not own 90% of the outstanding Shares following consummation of the Offer, Emulex and the Purchaser could exercise the Purchaser Option described in Section 13 – “The Merger Agreement and Other Agreements” or seek to purchase additional shares in the open market or otherwise in order to reach the 90% threshold and employ a Short-Form Merger. The per-share consideration paid for any Shares so acquired may be greater or less than that paid in the Offer. Emulex presently intends to effect a Short-Form Merger if permitted to do so under the DGCL.

      Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which the Purchaser seeks to acquire the remaining Shares not held by it. The Purchaser believes that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following the consummation of the Offer and, in the Merger, stockholders will receive the same price per Share as paid in the Offer. Rule 13e-3 requires, among other things, that certain financial information concerning Vixel and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders be filed with the SEC and disclosed to stockholders prior to consummation of the transaction.

      Appraisal Rights. Holders of the Shares do not have appraisal rights in connection with the Offer. However, if the Merger is consummated, holders of the Shares at the Effective Time will have certain rights pursuant to the provisions of Section 262 of the DGCL, including the right to dissent and demand appraisal of, and to receive payment in cash of the fair value of their Shares. Dissenting Vixel stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the merger) and to receive payment of such fair value in cash, together with a fair rate of interest thereon, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Merger.

      THE FOREGOING SUMMARY OF THE APPRAISAL RIGHTS OF STOCKHOLDERS SEEKING APPRAISAL RIGHTS UNDER THE DGCL DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY STOCKHOLDERS DESIRING TO EXERCISE ANY APPRAISAL RIGHTS AVAILABLE UNDER THE DGCL. THE PRESERVATION AND EXERCISE OF APPRAISAL RIGHTS REQUIRE STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE DGCL. IF A SHAREHOLDER WITHDRAWS OR LOSES HIS RIGHT TO APPRAISAL, SUCH HOLDER’S SHARES WILL BE AUTOMATICALLY CONVERTED INTO, AND REPRESENT ONLY THE RIGHT TO RECEIVE, THE MERGER CONSIDERATION, WITHOUT INTEREST.

13.     The Merger Agreement and Other Agreements.

Merger Agreement

      The following summary of certain provisions of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement itself, which is incorporated herein by reference. A copy of the Merger Agreement has been filed by Emulex and the Purchaser, pursuant to Rule 14d-3 under the Exchange Act, as Exhibit (d)(1) to the Tender Offer Statement on Schedule TO (together with any amendments, supplements, schedules, annexes and exhibits thereto, the “Schedule TO”). The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8 — “Certain Information Concerning Vixel.” Stockholders and other interested parties should read the Merger Agreement in its entirety for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Merger Agreement.

      The Offer. The Merger Agreement provides for the making of the Offer. The terms of the Offer are described in Section 1 — “Terms of the Offer.” The obligation of the Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Condition and certain other conditions described in Section 14 — “Certain Conditions of the Offer.”

      The Merger. The Merger Agreement provides that, following the consummation of the Offer, subject to the terms and conditions thereof, at the effective time of the Merger:

•	the Purchaser will be merged with and into Vixel and, as a result of the Merger, the separate corporate existence of the Purchaser will cease,

•	Vixel will be the successor or surviving corporation (sometimes referred to as the “Surviving Corporation”) in the Merger and will continue to be governed by the laws of the State of Delaware,

•	the separate corporate existence of Vixel, with all its rights, privileges, immunities, powers and franchises, will continue unaffected by the Merger, and

•	Vixel will succeed to and assume all the rights and obligations of the Purchaser.

      The respective obligations of Emulex and the Purchaser, on the one hand, and Vixel, on the other hand, to effect the Merger are subject to the satisfaction on or prior to the closing of the merger of each of the following conditions:

•	the Merger Agreement will have been approved and adopted by the requisite vote of the holders of the Shares, to the extent required by Vixel’s certificate of incorporation and the DGCL, in order to consummate the Merger;

•	no law will have been enacted or promulgated by any United States or other governmental entity which prohibits the consummation of the Merger, and there will be no order or injunction of a court of competent jurisdiction in effect preventing the consummation of the Merger;

•	the Purchaser will have purchased, or caused to be purchased, the Shares pursuant to the Offer, unless its failure to purchase the Shares is a result of a breach of its obligation to accept for payment or pay for Shares validly tendered pursuant to the Offer in violation of the terms of the Offer or the Merger Agreement and

•	the applicable waiting period under the HSR Act and any comparable provisions under any applicable foreign pre-merger notification laws or regulations will have expired or been terminated.

      At the effective time of the Merger each issued and outstanding share of Purchaser common stock will be converted into one fully paid and nonassessable share of common stock of the Surviving Corporation. Each Share that is owned by Vixel as treasury stock and each Share owned by Emulex, the Purchaser or any other wholly-owned subsidiary of Emulex will be automatically cancelled and no consideration will be delivered in exchange therefor, and each issued and outstanding Share will be converted into the right to receive the price per Share paid in the Offer, without interest. From and after the effective time of the Merger, none of the Shares will be outstanding and will automatically be cancelled, and each holder of a certificate representing any Shares will cease to have any rights with respect thereto, except the right to receive the price per Share paid in the Offer therefor, without interest thereon upon the surrender of such certificate.

      Vixel Option Plans. As of the effective time of the Merger, each outstanding stock option, stock equivalent right or right to acquire Shares (a “Vixel Option” or “Vixel Options”) granted under Vixel’s Amended and Restated 1995 Stock Option Plan, 1999 Equity Incentive Plan (as amended), 2000 Non-Officer Equity Incentive Plan and 1999 Employee Stock Purchase Plan (the “Vixel ESPP”) (collectively, the “Option Plans”), whether or not then exercisable or vested, will (without any action on the part of Vixel) automatically be converted into an option to purchase Emulex common stock, par value $.10 per share (“Emulex Common Stock”). Each Vixel Option so converted will continue to have, and be subject to, similar terms and conditions (including vesting schedule) as are currently applicable to Vixel Option, except that, as of the effective time of the Merger, each Vixel Option will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of Emulex Common Stock equal to the product of the number of shares of Common Stock that were issuable upon exercise of the Vixel Option immediately prior to the effective time of the Merger multiplied by the Option Exchange Ratio (defined below), rounded to the nearest whole number, and the per share exercise price for the shares of Emulex Common Stock issuable upon exercise of such Vixel Option so converted will be equal to the quotient determined by dividing the exercise price per share of Common Stock at which such Vixel Option was exercisable immediately prior to the effective time of the Merger by the Option Exchange Ratio, rounded up to the nearest whole cent. “Option Exchange Ratio” means the quotient determined by dividing the price per Share paid in the Offer by the average closing prices of Emulex Common Stock on the New York Stock Exchange, Inc. (“NYSE”) Composite Transaction Tape for the five business day period ending two days prior the effective time of the Merger. Notwithstanding the foregoing, the conversion of any Vixel Options which are “incentive stock options,” within the meaning of Section 422 of the Code, into options to purchase Emulex Common stock will be made so as not to constitute a “modification” of such Vixel Options within the meaning of Section 424 of the Code.

      As of the effective time of the Merger, except as provided above, all rights under any provision of the Option Plans and any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of Vixel or any subsidiary of Vixel will be cancelled. Vixel agrees that, upon completion of the existing Offering (as defined in the Vixel ESPP), Vixel will not permit a new Offering to commence under the Vixel ESPP without the prior written consent of Emulex. Emulex agreed to reserve for issuance a sufficient number of shares of

Emulex Common Stock for delivery upon the exercise of assumed Vixel Options and to file a registration statement on Form S-8 under the Exchange Act (or any successor or other appropriate forms) with respect to the shares of Emulex Common Stock subject to any assumed Vixel Options.

      Vixel Warrants. If permitted under the terms of the applicable governing instruments, each holder of an outstanding warrant to purchase shares of Common Stock will have the right to receive, in lieu of the shares of Common Stock theretofore issuable upon exercise of such warrant, an amount per share equal to the excess of the price per Share paid in the Offer over the exercise price per share of such warrant; provided, however, that to the extent the foregoing is not permissible under the terms of any Vixel warrant, the warrant will, at the effective time of the Merger, be deemed to constitute a warrant to acquire, upon payment of the aggregate exercise price of such warrant, and otherwise on the same terms and conditions as were applicable under such warrant prior to the effective time of the Merger, the aggregate price per Share paid in the Offer, without interest thereon, that the holder of such warrant would have been entitled to receive had such holder exercised the warrant in full immediately prior to the effective time of the Merger.

      Vixel’s Board of Directors. The Merger Agreement provides that, effective upon the purchase of and payment for any Shares by Emulex or the Purchaser or any of their affiliates pursuant to the Offer, Emulex will be entitled to elect or designate that number of directors, rounded up to the next whole number, on Vixel’s board of directors as is equal to the product of the total number of directors on Vixel’s board of directors multiplied by the percentage that the aggregate number of Shares beneficially owned by the Purchaser, Emulex and any of their affiliates bears to the total number of Shares then outstanding. Vixel will, upon Emulex’s request, use all reasonable efforts either to promptly increase the size of Vixel’s board of directors or promptly secure the written resignations of that number of its incumbent directors, or both, as is necessary to enable Emulex’s designees to be so elected or designated to Vixel’s board of directors, and will use all reasonable efforts to cause Emulex’s designees to be so elected or designated at such time. At such time, Vixel will also, upon Emulex’s request, cause persons elected or designated by Emulex to constitute the same percentage (rounded up to the next whole number) as is on Vixel’s board of directors of each committee of Vixel’s board of directors, each board of directors (or similar body) of each Vixel subsidiary, and each committee (or similar body) of each such board of directors, in each case only to the extent permitted by applicable law or the rules of any stock exchange on which Vixel Common Stock is listed or traded.

      In the event that Emulex’s designees are elected or designated to Vixel’s board of directors, then, until the effective time of the Merger, Vixel will cause its board of directors to have at least two directors who were directors on October 8, 2003, including at least two directors who are independent directors for purposes of the continued listing requirements of Nasdaq (the “Independent Directors”), provided, however, that if any Independent Director is unable to serve due to death or disability, the remaining Independent Director(s) will be entitled to elect or designate another person (or persons) who served as a director on October 8, 2003 to fill such vacancy, and such person (or persons) will be deemed to be an Independent Director. If no Independent Director then remains, the other directors will designate two persons who were directors on October 8, 2003 (or, in the event there will be less than two directors available to fill such vacancies as a result of such persons’ deaths, disabilities or refusals to serve, such smaller number of persons who were directors on October 8, 2003) to fill such vacancies and such persons will be deemed Independent Directors. If Emulex’s designees constitute a majority of Vixel Board of Directors after the Purchaser’s acceptance for payment of Shares pursuant to the Offer and prior to the effective time of the Merger, then the affirmative vote of a majority of the Independent Directors (or if only one exists, then the vote of such Independent Director) will be required to take any of the following actions:

•	amend or terminate the Merger Agreement by Vixel;

•	exercise or waive any of Vixel’s rights, benefits or remedies under the Merger Agreement, if such action would substantially and adversely affect holders of Shares other than Emulex or the Purchaser;

•	amend the Certificate of Incorporation or Bylaws of Vixel if such action would substantially and adversely affect holders of Shares other than Emulex or the Purchaser; or

•	take any other action of Vixel board of directors under or in connection with the Merger Agreement if such action would substantially and adversely affect holders of Shares other than Emulex or the Purchaser; provided, however, that if there are no Independent Directors as a result of such persons’ deaths, disabilities or refusal to serve, then such actions may be effected by a 66 2/3% vote of the entire Vixel Board of Directors. The Independent Directors have the authority to retain such counsel and other advisors at the expense of Vixel as determined appropriate by a majority of the Independent Directors.

      Stockholders’ Meeting; Merger Without a Meeting of Stockholders. Pursuant to the Merger Agreement, if required by applicable law in order to consummate the Merger, Vixel will promptly:

•	duly call, give notice of, convene and hold a special meeting of its stockholders to consider the approval and adoption of the Merger Agreement and the approval of the Merger (the “Special Meeting”) as soon as reasonably practicable following the acceptance for payment and purchase of Shares by the Purchaser pursuant to the Offer for the purpose of considering and taking action upon the Merger Agreement;

•	prepare and file with the SEC under the Exchange Act a preliminary proxy or information statement relating to the Merger and the Merger Agreement and use all reasonable efforts to obtain and furnish the information required to be included by the SEC in the definitive proxy or information statement (the “Proxy Statement”) and, after Emulex and its counsel have had a reasonable opportunity to review and comment on the Proxy Statement, respond promptly to any comments made by the SEC with respect to the preliminary proxy or information statement and cause the Proxy Statement to be mailed to its stockholders as promptly as practicable;

•	include in the Proxy Statement the unanimous recommendation of Vixel Board of Directors that stockholders of Vixel vote in favor of the approval of the Merger and the approval and adoption of the Merger Agreement and

•	use all reasonable efforts to solicit from holders of Shares proxies in favor of the Merger and take all other action reasonably necessary or advisable to secure the approval of stockholders required by the DGCL and any other applicable law and Vixel’s certificate of incorporation and bylaws (if applicable) to effect the Merger.

      The Merger Agreement provides that Emulex will vote, or cause to be voted, all of the Shares then owned by it, the Purchaser or any of its other subsidiaries in favor of the approval of the Merger and adoption of the Merger Agreement.

      Notwithstanding Vixel’s obligations under the Merger Agreement in respect of the Special Meeting, in the event Emulex and the Purchaser acquire at least 90% of the outstanding shares of each class of capital stock of Vixel entitled to vote on the Merger, Emulex and the Purchaser will cause the Merger to become effective as soon as practicable after such acquisition without a meeting of the stockholders of Vixel, in accordance with Section 253 of the DGCL.

      Interim Operations; Covenants. Until the earlier of the termination of the Merger Agreement pursuant to its terms or the effective time of the Merger, Vixel and each of its subsidiaries has agreed to, except to the extent that Emulex otherwise consents in writing, carry on its business in the usual, regular and ordinary course, in substantially the same manner as previously conducted and in compliance in all material respects with all applicable laws and regulations, pay its debts and taxes when due subject to good faith disputes over such debts, pay or perform other material obligations when due, and use its commercially reasonable efforts consistent with past practices and policies to preserve intact its present business organization, keep available the services of its present officers, employees and contractors and preserve its relationships with customers, suppliers, licensors, licensees, and others with which it has business dealings.

      Pursuant to the Merger Agreement, without the prior written consent of Emulex, during the period from the date of the Merger Agreement and continuing until the earlier of its termination or the effective time of the Merger, Vixel will not do any of the following and will not permit its subsidiaries to do any of the following (except as may be expressly contemplated or specifically permitted by the Merger Agreement):

•	waive any stock repurchase rights, accelerate (other than pursuant to the terms of Vixel Options in effect on October 8, 2003), amend or change the period of vesting or exercisability of Vixel Options or restricted stock, or reprice Vixel Options granted under the Option Plans or any other plan, program or arrangement or authorize cash payments in exchange for any Vixel Options granted under any of such plans or exercise any authority under the Option Plans or any Vixel employee plan (as defined in the Merger Agreement) to accelerate any vesting or exercise of any Vixel Option;

•	adopt a plan of complete or partial liquidation, dissolution, merger, acquisition, consolidation, restructuring, recapitalization or other reorganization (other than the Merger);

•	grant any severance, bonus or termination pay to any employee, officer or director except non-discretionary pay pursuant to written agreements in effect, or policies existing, on October 8, 2003 and as previously disclosed in writing to Emulex, or adopt any new severance, retention or change in control plan, policy or arrangement;

•	transfer or license to any person or entity or otherwise extend, amend, modify, permit to lapse or fail to preserve any of Vixel intellectual property rights material to Vixel’s business as presently conducted or proposed to be conducted, other than nonexclusive licenses in the ordinary course of business consistent with past practice, or disclose to any person who has not entered into a confidentiality agreement any trade secrets;

•	other than required dividends on the Series B Preferred Stock, declare, set aside, or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

•	purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of Vixel or its subsidiaries, or any instrument or security that consists of a right to acquire such shares except repurchases of unvested shares at cost in connection with the termination of the employment relationship with any employee pursuant to stock option or purchase agreements in effect on the date hereof;

•	except for grants of Vixel Options pursuant to written commitments in effect on October 8, 2003 and to new hires in the ordinary course of business and consistent with past practice (not to exceed 100,000 shares of Common Stock in the aggregate to employees that are not officers or directors), issue or sell, or authorize the issuance or sale of, pledge or otherwise encumber any shares of its capital stock or any other equity securities, or issue or sell, or authorize the issuance or sale of, any securities convertible into or options, warrants or rights to purchase or subscribe to, or enter into or create any contract with respect to the issuance or sale of, any shares of its capital stock or any other equity securities, or make any other changes in its capital structure, except for the issuance and sale of shares of Common Stock upon the exercise of Vixel Options or Vixel warrants which are outstanding on the date hereof and other than pursuant to the Vixel ESPP consistent with the terms thereof;

•	cause, permit or propose any amendments to its certificate of incorporation, bylaws or other charter documents (or similar governing instruments of any of its subsidiaries);

•	acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof; or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the business of Vixel or enter into any joint ventures, strategic partnerships or alliances;

•	sell, transfer, lease, license, mortgage, pledge, encumber or otherwise dispose of any properties or assets which are material, individually or in the aggregate, to the business of Vixel;

•	incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Vixel, enter into any “keep well” or other agreement to maintain any financial statement condition, incur or modify any other material liability or enter into any arrangement having the economic effect of any of the foregoing other than in connection with the financing of ordinary course trade payables consistent with past practice or pursuant to existing credit facilities as in effect on the date hereof in the ordinary course of business;

•	adopt or amend any Vixel employee plan, pay, or incur an obligation or commitment to pay, any special bonus or special remuneration to any director, officer, consultant or employee, or increase the salaries or wage rates or fringe benefits (including rights to severance or indemnification) of its directors, officers, employees or consultants other than increases to employees who are not directors or affiliates in the ordinary course of business, consistent with past practice or make any loans to any of its officers, directors, employees, affiliates, agents or consultants or make any change in its existing borrowing or lending arrangements for or on behalf of any of such persons pursuant to a Vixel employee plan or otherwise;

•	pay or agree to pay or make any accrual or arrangement for payment to any officers, directors, employees or affiliates of Vixel or any of its subsidiaries of any amount relating to unused vacation days, except payments and accruals made in the ordinary course of business consistent with past practice;

•	modify, amend or terminate any material contracts, agreements, indemnities, guarantees, notes, bonds, mortgages, liens, indentures, leases, licenses or other instruments or obligations of the Company and its subsidiaries (each a “Vixel Agreement”) or waive, release or assign any material rights or claims thereunder, other than any such modification, amendment or termination of any such material contract or any such waiver, release or arrangement thereunder in the ordinary course of business consistent with past practice;

•	modify, amend or terminate, or waive, release or assign any material rights or claims with respect to any confidentiality agreement or non-competition agreement to which Vixel is a party.

•	pay, discharge, satisfy or settle any pending or threatened adverse third party claims, suits, actions, liabilities or other obligations, other than the payment, discharge or satisfaction of any such claims, liabilities or obligations, in the ordinary course of business consistent with past practice, or of claims, liabilities or obligations reflected or reserved against in, or contemplated by, the consolidated financial statements (or the notes thereto) of Vixel;

•	commence, join or make an appeal with respect to any action, claim, suit, arbitration, litigation or other proceeding for money damage or other relief against any third party (other than Emulex or the Purchaser) before any court or governmental or other regulatory or administrative agency or commission in any jurisdiction, other than ordinary course collections claims for accounts receivable due and payable to Vixel or any of its subsidiaries not exceeding $50,000 in the aggregate or which would result in any restrictions on its operations or which relates to the Merger Agreement or the transactions contemplated by the Merger Agreement;

•	enter into any contract which involves payments or commitments or results in potential liability in excess of $100,000 in any consecutive twelve month period, or, in cases where Vixel or a subsidiary of Vixel is the party responsible for such payment, commitment or liability which is not terminable upon thirty days notice other than in the ordinary course of business consistent with past practice;

•	permit any insurance policy naming it as a beneficiary or a loss payee to be cancelled or terminated without notice to and consent by Emulex;

•	revalue any of its assets or make any change in accounting methods, principles or practices, except as required by GAAP after notice to Emulex;

•	delay or postpone the payment of accounts payable or other liabilities other than in the ordinary course of business;

•	make or change any election relating to taxes, adopt or change any accounting method relating to taxes, enter into any closing agreement relating to taxes, file any amended tax return, settle or consent to any claim or assessment relating to taxes, incur any obligation to make any payment of, or in respect of, any taxes, except in the ordinary course of business, or agree to extend or waive the statutory period of limitations for the assessment or collection of taxes;

•	fail to make in a timely manner any filings with the SEC required under the Securities Act of 1933, as amended or the Exchange Act or the rules and regulations promulgated thereunder;

•	except as required by applicable law or GAAP, make any change in its accounting principles, practices or methods after notice to Emulex;

•	take any action that would or is reasonably likely to result in any of the conditions to the Merger (described above) or any of the conditions to the Offer described in Section 3 — “Certain Conditions to the Offer” not being satisfied, or would make any representation or warranty of Vixel contained in the Merger Agreement inaccurate in any material respect at, or as of any time prior to, the effective time of the Merger, or that would materially impair the ability of Vixel to consummate the Merger in accordance with the terms of the Merger Agreement or materially delay such consummation;

•	enter into any agreement or commitment the effect of which would be to grant to a third party following the Merger any actual or potential right or license of any material intellectual property rights owned by Emulex or any of its subsidiaries, in each case, other than the Surviving Corporation or any of its successors;

•	take any action to exempt or make any person (other than Emulex or the Purchaser) not subject to the provisions of Section 203 of the DGCL or any other potentially applicable anti-takeover or similar statute or regulation;

•	redeem the preferred stock or other rights (the “Rights”) associated with the Common Stock pursuant to the Rights Agreement, dated as of November 15, 2000 between Vixel and Computershare Trust Company, Inc., as amended from time to time (the “Rights Agreement”) or amend, waive any rights under or otherwise modify or terminate the Rights Agreement in connection with an Acquisition Proposal (as defined below) by any person other than Emulex or the Purchaser or render the Rights Agreement inapplicable to any Acquisition Proposal by any person other than Emulex or the Purchaser unless, and only to the extent that, Vixel is required to do so by a court of competent jurisdiction; or

•	enter into any written agreement, contract, commitment or arrangement to do any of the foregoing, or authorize, recommend, propose, in writing or otherwise or announce an intention to do any of the foregoing.

      No Solicitation. Each of Vixel and its Representatives (as defined below) has ceased and caused to be terminated all existing solicitations, initiations, encouragements, discussions, negotiations and communications with any persons or group with respect to any offer or proposal relating to any transaction or series of related transactions other than the Transactions involving:

•	any acquisition or purchase from Vixel by any person or group of more than a 15% interest in the total outstanding voting securities of Vixel or any tender offer or exchange offer that if consummated would result in any person or group beneficially owning 15% or more of the total outstanding voting securities of Vixel;

•	any merger, consolidation, business combination or similar transaction involving Vixel;

•	any sale, lease, exchange, transfer, license, acquisition or disposition of more than 15% of the assets of Vixel; or

•	any recapitalization, restructuring, liquidation or dissolution of Vixel.

      An offer or proposal relating to any of the foregoing transactions is referred to in this Offer to Purchase and the Merger Agreement as an “Acquisition Proposal.” Except as provided in below, from October 8, 2003 until the earlier of termination of the Merger Agreement or the effective time of the Merger, Vixel will not and will not authorize or permit its officers, directors, employees, investment bankers, attorneys, accountants or other agents or those of its subsidiaries (collectively, “Representatives”) to directly or indirectly

•	initiate, solicit or knowingly encourage, or knowingly take any action (other than the issuance of the joint press release or filings with the SEC permitted by the Merger Agreement), to facilitate the making of, any offer or proposal which constitutes or is reasonably likely to lead to any Acquisition Proposal,

•	enter into any agreement with respect to any Acquisition Proposal (other than a confidentiality agreement with terms no less favorable to Vixel than those contained in the Confidentiality Agreement, dated September 2, 2003, entered into between Emulex and Vixel, as amended (the “Confidentiality Agreement”),

•	in the event of an unsolicited Acquisition Proposal for Vixel, engage in negotiations or discussions with, or provide any non-public information or data to, any person or group (other than Emulex or any of its affiliates or representatives) relating to any Acquisition Proposal, or

•	grant any waiver or release under any standstill or other agreement.

      Notwithstanding the foregoing, Vixel may furnish non-public information to any person or group pursuant to a Confidentiality Agreement and may negotiate and participate in discussions and negotiations with such person or group concerning an Acquisition Proposal if, but only if:

•	such Acquisition Proposal provides for consideration to be received by the holders of all, but not less than all, of the issued and outstanding Shares (a “Takeover Proposal”);

•	such person or group has on an unsolicited basis, and in the absence of any violation of the no solicitation covenant in the Merger Agreement by Vixel or its Representatives, submitted a bona fide written proposal to Vixel relating to any such Takeover Proposal which at least a majority of the full board of directors of Vixel determines in good faith, after receiving advice from a nationally recognized investment banking firm and its outside legal counsel, involves consideration to the holders of the Shares that is, or is reasonably likely to lead to a proposal that is, more favorable from a financial point of view to Vixel’s stockholders than the consideration offered pursuant to the Offer, is reasonably capable of being completed and which is not conditioned upon obtaining additional financing, in each case taking into account, among other things, conditions to consummation, required regulatory approvals and the fees payable to Emulex hereunder, and

•	in the good faith opinion of the Vixel board of directors, only after consultation with outside legal counsel to Vixel, providing such information or access or engaging in such discussions or negotiations is in the best interests of Vixel and its stockholders and the failure to provide such information or access or to engage in such discussions or negotiations would cause the Vixel board of directors to violate its fiduciary duties to Vixel’s stockholders under applicable law.

      A Takeover Proposal which satisfies clauses each of the foregoing bulleted paragraphs is referred to in this Offer to Purchase and the Merger Agreement as a “Superior Proposal.”

      Vixel agrees that it will promptly, and in any event within 48 hours following receipt of an Acquisition Proposal, and prior to providing any person or group with any material non-public information, notify Emulex orally and in writing of such Acquisition Proposal, which notice shall disclose the identity of the other party and the material terms of the Acquisition Proposal. Vixel will promptly, and in any event within 24 hours following a determination by the Vixel board of directors that a Takeover Proposal is a Superior Proposal or is reasonably likely to lead to a Superior Proposal, notify Emulex of such determination. Vixel also will promptly provide to Emulex any material non-public information regarding Vixel provided to any other person or group which was not previously provided to Emulex, such additional information to be provided no later than the date of provision of such information to such other person or group.

      Except as set forth in the no solicitation covenant of the Merger Agreement, neither the Vixel board of directors nor any committee thereof will:

•	withdraw or modify, or propose to withdraw or modify, in a manner adverse to Emulex, the Purchaser or the transactions contemplated by the Merger Agreement, the approval, or recommendation by the Vixel board of directors or any committee thereof in favor of the Offer, the Merger Agreement or the Merger,

•	approve or recommend or propose to approve or recommend any Acquisition Proposal of any person or group other than Emulex and the Purchaser or

•	enter into any agreement with respect to any Acquisition Proposal of any person or group other than Emulex and the Purchaser (other than a confidentiality agreement with terms no less favorable to Vixel than the Confidentiality Agreement).

      Notwithstanding the foregoing, prior to the time of acceptance for payment of Shares in the Offer, Vixel’s board of directors may (subject to the terms of this and the following sentence) withdraw or modify its approval or recommendation in favor of the Offer, the Merger Agreement or the Merger, approve or recommend a Superior Proposal, or enter into an agreement with respect to a Superior Proposal (and make any amendments to the Rights Agreement necessary thereto), in each case, only after the third business day following Vixel’s delivery to Emulex of written notice advising Emulex that Vixel’s board of directors has received a Superior Proposal (the “Superior Proposal Notice”), specifying the material terms and conditions of such Superior Proposal, identifying the person or group making such Superior Proposal and advising Emulex that Vixel intends to approve or recommend a Superior Proposal or enter into an agreement with respect to a Superior Proposal (specifying which course of action Vixel intends to take); provided, however, that Vixel will not enter into an agreement with respect to a Superior Proposal unless it also terminates the Merger Agreement.

      Vixel may terminate the Merger Agreement and enter into an acquisition agreement or other similar agreement (each, an “Acquisition Agreement”) with respect to such Superior Proposal at any time three business days following delivery to Emulex of a Superior Proposal Notice; provided, that:

•	neither Vixel nor its Representatives is in material breach of the non-solicitation covenant of the Merger Agreement,

•	during the three business day period following Vixel’s delivery to Emulex of a Superior Proposal Notice, Emulex shall have the right to propose adjustments in the terms and conditions of the Merger Agreement and Vixel shall have caused its financial and legal advisors to negotiate with Emulex in good faith such proposed adjustments in the terms and conditions of the Merger Agreement, and

•	upon the expiration of the three business day period following Vixel’s delivery to Emulex of a Superior Proposal Notice, Vixel delivers to Emulex (1) a written notice of termination of the Merger Agreement, and (2) pays the Termination Fee (as defined in below) plus the Expense Fee (as defined below), as the same may have been estimated by Emulex in good faith prior to the date of such delivery (subject to the $1.0 million limitation on actual out-of-pocket expenses incurred by Emulex and the Purchaser in connection with the Offer, the Merger and the Merger Agreement and to an adjustment payment between the parties upon Emulex’s definitive determination of such expenses).

      Indemnification and Insurance. Emulex agrees that or a period of six years after the effective time of the Merger, it will cause the Surviving Corporation to fulfill and honor in all respects the obligations of Vixel pursuant to any indemnification agreements between Vixel and its present and former directors and officers (the “Indemnified Parties”) dated prior to October 8, 2003 and any indemnification provisions under Vixel’s certificate of incorporation or bylaws as in effect on October 8, 2003. The certificate of incorporation and bylaws of the Surviving Corporation will contain provisions with respect to exculpation and indemnification that are at least as favorable to the Indemnified Parties as those contained in the certificate of incorporation and bylaws of Vixel as in effect on October 8, 2003, which provisions will not be amended, repealed or otherwise modified for a period of six years from the effective time of the Merger in any manner that would adversely affect the rights thereunder of the Indemnified Parties.

      For a period of six years after the effective time of the Merger, Emulex will, at its election, either:

•	cause the Surviving Corporation to use its commercially reasonable efforts to maintain in effect, if available, directors’ and officers’ liability insurance covering those persons who are currently covered by Vixel’s directors’ and officers’ liability insurance policy on terms comparable to those applicable to the directors and officers of Vixel or

•	obtain, or permit Vixel to obtain, a six year “tail” insurance policy that provides coverage substantially similar to the coverage provided under Vixel’s directors’ and officers’ liability insurance covering those persons who are currently covered by Vixel’s directors’ and officers’ liability insurance policy on terms comparable to those applicable to the directors and officers of Vixel;

provided, however, that in no event will the Surviving Corporation be required to expend in excess of one hundred twenty-five percent (125%) of the annual premium currently paid by Vixel for such coverage (or such coverage as is available for such one hundred twenty-five percent (125%) of such annual premium).

      Confidentiality; Access to Information. Emulex and the Purchaser agree to hold any information which is non-public in confidence, subject to customary limitations, and, in the event the Merger Agreement is terminated for any reason, Emulex or the Purchaser shall promptly return or destroy such information.

      Vixel will afford Emulex and its Representatives reasonable access during normal business hours to the properties, books, analysis, projections, plans, systems, contracts, commitments, records, personnel offices and other facilities of Vixel and its subsidiaries during the period prior to the effective time of the Merger to obtain all information concerning the business, including the status of product development efforts, properties, results of operations and personnel of Vixel and use all reasonable efforts to make available at all reasonable times during normal business hours to Emulex and its Representatives, the appropriate individuals (including management personnel, attorneys, accountants and other professionals) for discussion of Vixel’s business, properties, prospects and personnel as Emulex may reasonably request. Vixel will provide its consent and to execute suitable confidentiality agreements allowing Vixel’s third party suppliers, strategic partners and customers to meet with and hold discussions with representatives of Emulex. During such period, Vixel will (and will cause each of Vixel’s subsidiaries to), subject to any limitations imposed by law with respect to records of employees, furnish promptly to Emulex and the Purchaser a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws and all other information concerning its business, properties and personnel as Emulex or the Purchaser may reasonably request.

      Public Disclosure. Emulex, the Purchaser and Vixel will not disseminate any press release or other announcement concerning the Merger, the Offer or the Merger Agreement or the other transactions contemplated by the Merger Agreement to any third party or to the employees of Vixel without the prior written consent of each of the other parties to the Merger Agreement, which consent shall not be unreasonably withheld.

      Reasonable Efforts; Notification. Subject to the express provisions of the no solicitation covenant and upon the terms and subject to the conditions set forth in the Merger Agreement, each of the parties agrees to use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by the Merger Agreement, including complying in all material respects with all applicable laws and with all rules and regulations of any governmental entity, using all reasonable efforts to accomplish the following:

•	the taking of all reasonable acts necessary to cause the Minimum Condition and all the conditions to the Merger (described above) and all conditions to the Offer described in Section 3 — “Certain Conditions to the Offer” to be satisfied and to consummate and make effective the Offer, the Merger and the other Transactions;

•	the obtaining of all necessary actions or non-actions, waivers, consents, approvals, orders and authorizations from governmental entities and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with governmental entities, if any) and the taking of all reasonable steps as may be necessary to avoid any suit, claim, action, investigation or proceeding by any governmental entity;

•	the obtaining of all necessary consents, approvals or waivers from third parties;

•	the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging the Merger Agreement or the consummation of the transactions contemplated by the Merger Agreement, including seeking to have any stay or temporary restraining order entered by any court or other governmental entity vacated or reversed if there is a reasonable possibility that defending such actions would result in their dismissal, removal, elimination or termination; and

•	the execution or delivery of any additional instruments necessary to consummate the Transactions, and to carry out fully the purposes of, the Merger Agreement.

      In connection with and without limiting the foregoing, Vixel and its board of directors will, if any state takeover statute or similar statute or regulation is or becomes applicable to the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement, use all reasonable efforts to ensure that the Merger and the other transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise to minimize the effect of such statute or regulation on the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement. Notwithstanding anything in the Merger Agreement to the contrary, nothing in the Merger Agreement will be deemed to require Emulex, the Purchaser or any subsidiary or affiliate thereof to take or agree to take any Action of Divestiture (as defined below) which would be reasonably expected either to materially and adversely impact the benefits expected to be derived by Emulex as a result of the transactions contemplated hereby or to have a Material Adverse Effect (defined below) on the business of Vixel and its subsidiaries as currently conducted or as contemplated to be conducted on a combined basis with the business of Emulex and its subsidiaries following the Merger. For purposes of the Merger Agreement and this Offer to Purchase, an “Action of Divestiture” means:

•	making proposals, executing or carrying out agreements or submitting to any applicable federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, order, judgment, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any governmental entity (a “Legal Requirement”) providing for the license, sale or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of Emulex, any of its affiliates or Vixel or the holding separate of the shares of Common Stock or Series B Preferred Stock or imposing or seeking to impose any limitation on the ability of Emulex or any of its subsidiaries or affiliates to conduct their business or own such assets or to acquire, hold or exercise full rights of ownership of the shares of the Common Stock or Series B Preferred Stock or

•	otherwise taking any step to avoid or eliminate any impediment which may be asserted under any Legal Requirement governing competition, monopolies or restrictive trade practices.

      In case at any time after the effective time of the Merger any further action is necessary or desirable to carry out the purposes of the Merger Agreement, the proper officers and directors of Vixel, Emulex and the Purchaser shall use all reasonable efforts to take, or cause to be taken, all such necessary actions.

      Vixel is obligated to give prompt notice to Emulex of:

•	any representation or warranty made by Vixel in the Merger Agreement that is untrue or inaccurate in any material respect at any time from the date hereof to the effective time of the Merger;

•	any condition to the Offer that is unsatisfied in any material respect at any time from October 8, 2003 to the date the Purchaser purchases Shares pursuant to the Offer (except to the extent it refers to a specific date);

•	any change or event having or which could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect (defined below) on Vixel and

•	any material failure of Vixel or any Representative to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under the Merger Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under the Merger Agreement or the Purchaser Option.

      Litigation. Vixel will give Emulex the opportunity to participate in the defense of any litigation (other than where the Emulex or the Purchaser is an adverse party) against Vixel and/or any of its subsidiaries and/or any of their respective directors relating to the transactions contemplated by the Merger Agreement.

      Employee Benefits. Emulex will, from and after the effective time of the Merger,

•	until such time as employees of Vixel are covered by or participating in Emulex’s medical, dental, life and short-and long-term disability insurance and 401(k) plans, comply with Vixel’s medical, dental, life, short- and long-term disability insurance and 401(k) plans in accordance with their terms to the extent not inconsistent with applicable law;

•	provide employees of Vixel who remain as employees of the Surviving Corporation with employee benefit plans which are no less favorable in the aggregate than those provided to similarly situated employees of Emulex;

•	provide employees of Vixel who remain as employees of the Surviving Corporation credit for years of service with Vixel or any of its subsidiaries prior to the effective time of the Merger for the purpose of eligibility and vesting pursuant to Emulex’s plans and policies (but not for accrual of benefits to the extent that such credit would result in a duplication of benefits) and

•	cause any and all pre-existing condition limitations (to the extent such limitations did not apply to a pre-existing condition under comparable Vixel employee plans) and eligibility waiting periods under group health plans of Emulex to be waived with respect to former employees of Vixel who remain as employees of the Surviving Corporation (and their eligible dependents) and who become participants in similar group health plans of Emulex or the Surviving Corporation.

      Former employees of Vixel who remain as employees of the Surviving Corporation will also be given credit for any deductible or co-payment amounts paid in respect of the plan year of Emulex in which the effective time of the Merger occurs, to the extent, following the effective time of the Merger, they participate in any of Emulex’s plans during such plan year for which deductibles or co-payments are required. Emulex or its subsidiaries are not prevented from amending, modifying or terminating any Vixel employee plans, or other contracts, arrangements, commitments or understandings.

      Representations and Warranties. Pursuant to the Merger Agreement, Vixel has made customary representations and warranties to Emulex and the Purchaser with respect to, among other things, its organization, standing and power; its capitalization; its authority relative to the Transactions; the validity of the Merger Agreement and the Purchaser Option, approvals by its board of directors; the vote of its stockholders required to approve the Merger; consents and approvals necessary for it to consummate the Transactions; its financial statements and public filings; the conduct of its business; its liabilities; litigation involving it; restrictions on its business activities; governmental authority to hold and operate its properties required for its business; its real and personal property; its technology and intellectual property; environmental matters; its taxes; its employee benefit plans and employees; potential conflicts of interest; its insurance; its legal compliance; its minute books; its provision of complete copies of materials requested by Emulex and its counsel; its brokers’ and finders’ fees; its customers and suppliers; its material contracts; third party consents and notices required under Vixel Agreements necessary for its consummation of any of the transactions contemplated by the Merger Agreement; its product releases; its design wins; its orders, commitments and returns; its support, maintenance and warranty obligations; its inventory; its accounts receivable; the information contained in any proxy statement (and any amendment or supplement) relating to any meeting of its stockholders in connection with the Merger; the information contained herein and provided to it for its inclusion in its Schedule 14D-9; the opinion of its financial advisor; its personnel; its Rights Agreement; the absence of certain questionable payments by it; and the completeness of each of the foregoing representations and warranties.

      Certain representations and warranties in the Merger Agreement made by Vixel are qualified as to “materiality” or “Material Adverse Effect.” For purposes of the Merger Agreement and this Offer to Purchase, the term “Material Adverse Effect” with respect to any entity or group of entities means any event, change, occurrence or development, individually or together with other events, changes, occurrences or developments that is materially adverse to the condition (financial or otherwise), properties, assets (including intangible assets), prospects, liabilities, business, operations or results of operations of such entity and its subsidiaries, taken as a whole, or would prevent or materially alter or delay any of the transactions contemplated by the Merger Agreement except, for each of the foregoing, to the extent that no such event, change, occurrence or development results solely from changes in general economic or market conditions, or from changes affecting the industry generally in which the party operates and which do not affect such party disproportionately; provided, that a Material Adverse Effect does not include an event, change, occurrence or development arising out of or resulting from actions contemplated by the parties in connection with the Merger Agreement or that is directly attributable to the announcement, pendency or performance of the Merger Agreement or the transactions contemplated hereby (excluding any litigation brought by stockholders or others in connection therewith).

      Pursuant to the Merger Agreement, Emulex has made customary representations and warranties to Vixel with respect to, among other things, its corporate existence; its authority to enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement; consents and approvals necessary to consummate the transactions contemplated by the Merger Agreement, information that each of Emulex and the Purchaser may provide in any proxy statement (and any amendment or supplement) relating to any meeting of its stockholders in connection with the Merger; information that each of Emulex and the Purchaser has provided in the Offer Documents filed by Emulex and the Purchaser in accordance with the Exchange Act; Purchaser’s financial ability to consummate the Offer and its and its affiliates and associates not being an “interested stockholder” within the meaning of Section 203 of the DGCL.

      None of the representations and warranties contained in the Merger Agreement or in any schedule, instrument or other document delivered pursuant to the Merger Agreement shall survive the effective time of the Merger. Only the covenants and exhibits in the Merger Agreement that by their terms survive the effective time of the Merger and the general provisions of Article IX of the Merger Agreement survive the effective time of the Merger.

      Termination; Fees. The Merger Agreement may be terminated and the transactions contemplated by the Merger Agreement may be abandoned at any time before the effective time of the Merger, whether before or after stockholder approval thereof:

•	by mutual written consent duly authorized by the board of directors of Emulex and the board of directors of Vixel; or

•	by either Emulex or Vixel

—	if a court of competent jurisdiction or other governmental entity issued an order, decree or ruling or taken any other action (including the failure to have taken an action), in each case having the effect of permanently restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the Merger Agreement or

—	if the Purchaser has not accepted and paid for the Shares pursuant to the Offer by December 31, 2003 (the “Termination Date”);

      provided, however, that the right to terminate the Merger Agreement pursuant to this bulleted subparagraph is not available to any party whose action or failure to fulfill any obligation under the Merger Agreement has been the principal cause of, or resulted in, the failure of the Offer to be consummated by such date; or

•	by Emulex if the Minimum Condition is not satisfied by the Initial Expiration Date (including any extensions thereof); provided, however, that Emulex is not entitled to terminate the Merger Agreement pursuant to this bulleted subparagraph if it or the Purchaser is in material breach of its representations and warranties, covenants or other agreements under the Merger Agreement and such breach has been the cause of, or resulted in, such failure to satisfy the Minimum Condition; or

•	by Emulex if

—	prior to the purchase of Shares pursuant to the Offer, there has been a material breach by Vixel of any representation, warranty, covenant or agreement set forth in the Merger Agreement, which breach is reasonably likely to result in any condition to the Offer not being satisfied and such breach has not been cured or such condition has not been satisfied within 30 days after the receipt of notice thereof or such breach is not reasonably capable of being cured or such condition is not reasonably capable of being satisfied within such period or

—	due to an occurrence or circumstance that would result in a failure to satisfy any condition to the Offer set forth in “Section 3. Certain Conditions to the Offer” of this Offer to Purchase, the Purchaser (1) failed to commence the Offer within 60 days following the date of the Merger Agreement, (2) allowed the Offer to terminate without having accepted any Shares for payment thereunder or (3) failed to accept Shares for payment pursuant to the Offer prior to the Termination Date, unless such action or inaction under clauses (1), (2) or (3) shall have been principally caused by or resulted from the failure of either of Emulex or the Purchaser to perform, in any material respect, any of its covenants or agreements contained in the Merger Agreement, or the breach by Emulex of any of its representations or warranties contained in the Merger Agreement; or

•	by Emulex, at any time prior to the purchase of the Shares pursuant to the Offer, if

—	Vixel’s board of directors withdrew, modified, or changed its approval or recommendation in favor of the Merger Agreement or the Offer in a manner adverse to Emulex or the Purchaser,

—	Vixel’s board of directors or any committee thereof approved or recommended any Acquisition Proposal,

—	a tender or exchange offer relating to its securities was commenced by a person unaffiliated with Emulex and it has not sent to its security holders pursuant to Rule 14e-2 promulgated under the Exchange Act, within 10 business days after such tender or exchange offer is first published, sent or given, a statement disclosing that Vixel Board of Directors recommends rejection of such tender or exchange offer or

—	Vixel violated or breached in any material respect any of its obligations under the no solicitation covenant of the Merger Agreement,

unless there has been a material breach by Emulex or the Purchaser of any representation, warranty, covenant or agreement contained in the Merger Agreement except to the extent such breach, together with all such breaches, does not and would not be likely to have a material adverse effect on Emulex’s or the Purchaser’s ability to consummate the Offer or the Merger; or

•	by Vixel if

—	prior to the purchase of Shares pursuant to the Offer that would represent a majority of the Shares on a Fully Diluted Basis, there has been a material breach by Emulex or the Purchaser of any representation, warranty, covenant or agreement contained in the Merger Agreement except to the extent such breach, together with all such breaches, does not and would not be likely to have a material adverse effect on Emulex’s or the Purchaser’s ability to consummate the Offer or the Merger (and such breach has not been cured or such condition has not been satisfied within 30 days after the receipt of notice thereof or such breach is not reasonably capable of being cured or such condition is not reasonably capable of being satisfied with such period); or

—	due to an occurrence or circumstance that would result in a failure to satisfy any condition to the Offer described in Section 14 — “Certain Conditions to the Offer” of this Offer to Purchase, the Purchaser shall have (1) failed to commence the Offer within 60 days following the date of the Merger Agreement, (2) allowed the Offer to terminate without having accepted any Shares for payment hereunder or (3) failed to accept Shares for payment pursuant to the Offer prior to the Termination Date, unless such action or inaction under clauses (1), (2) or (3) shall have been principally caused by or resulted from the failure of Vixel to perform, in any material respect, any of its covenants or agreements contained in the Merger Agreement, or the material breach by Vixel of any of its representations or warranties contained in the Merger Agreement; or

•	by Vixel under the non-solicitation provision of the Merger Agreement.

      Effect of Termination

      In the event of the termination of the Merger Agreement, written notice thereof shall forthwith be given to the other party or parties specifying the provision of the Merger pursuant to which such termination is made, and the Merger Agreement shall forthwith become null and void and there shall be no liability on the part of Emulex, the Purchaser or Vixel (or any of their Representatives) except as provided below, which shall survive the termination of the Merger Agreement and nothing in the Merger Agreement shall relieve any party from liability for any material breach of the Merger Agreement.

      If Emulex shall have terminated the Merger Agreement, at any time prior to the purchase of the Shares pursuant to the Offer, because

•	Vixel’s board of directors withdrew, modified, or changed its approval or recommendation in favor of the Merger Agreement or the Offer in a manner adverse to Emulex or the Purchaser,

•	Vixel’s board of directors or any committee thereof approved or recommended any Acquisition Proposal,

•	a tender or exchange offer relating to its securities has been commenced by a person unaffiliated with Emulex and it shall not have sent to its security holders pursuant to Rule 14e-2 promulgated under the Exchange Act, within 10 business days after such tender or exchange offer is first published, sent or given, a statement disclosing that Vixel Board of Directors recommends rejection of such tender or exchange offer or

•	Vixel violated or breached in any material respect any of its obligations under the non-solicitation covenant of the Merger Agreement, unless there has been a material breach by Emulex or the Purchaser of any representation, warranty, covenant or agreement contained in the Merger Agreement except to the extent such breach, together with all such breaches, does not and would not be likely to have a material adverse effect on Emulex’s or the Purchaser’s ability to consummate the Offer or the Merger then Vixel will pay to Emulex promptly, but in no event later than two business days after the date of such termination a termination fee of $9.3 million (the “Termination Fee”), plus an amount equal to the actual out-of-pocket expenses (including, without limitation, legal, accounting and investment banking fees, if any, and disbursements) incurred by Emulex and the Purchaser in connection with the Offer, the Merger and the Merger Agreement up to an aggregate amount of $1.0 million (the “Expense Fee”); provided, that in respect of a termination arising from the events described in the first three bulleted subparagraphs above, one-half of the aggregate Termination Fee and Expense Fees otherwise payable in cash may, at the election of Vixel, instead by paid pursuant to a promissory note in the form attached to the Merger Agreement secured by Vixel’s inventory, equipment, tangible personal property, general intangibles (including intellectual property rights), chattel paper and deposit accounts, which note shall be executed and delivered within the time periods otherwise provided herein (the “Termination Fee Note”).

      If Vixel terminated the Merger Agreement under the non-solicitation covenant of the Merger Agreement, then Vixel must pay to Emulex immediately prior thereto or concurrent therewith the Termination Fee and the Expense Fee; provided, that one-half of the Termination Fee and Expense Fees otherwise payable in cash may, at the election of Vixel, instead by paid pursuant to the Termination Fee Note.

      If Emulex terminated the Merger Agreement because the Purchaser has not accepted and paid for the Shares pursuant to the Offer by December 31, 2003 or because, prior to the purchase of Shares pursuant to the Offer, there has been a material breach by Vixel of any representation, warranty, covenant or agreement set forth in the Merger

Agreement, which breach is reasonably likely to result in any condition to the Offer described in Section 14 — “Certain Conditions of the Offer” of this Offer to Purchase not being satisfied and such breach has not been cured or such condition has not been satisfied within 30 days after the receipt of notice thereof or such breach is not reasonably capable of being cured or such condition is not reasonably capable of being satisfied within such period and

•	prior to the termination of the Merger Agreement a bona fide Acquisition Proposal has been publicly announced or shall have become publicly known and not withdrawn and

•	within 12 months following the date of the Merger Agreement an Acquisition Proposal with any party other than Emulex and the Purchaser is announced or consummated,

Vixel shall pay to Emulex the Termination Fee and the Expense Fee promptly, but in no event later than two business days after the earlier of the announcement of the Acquisition Agreement or the consummation of the acquisition; provided, however, that one-half of the aggregate Termination Fee and Expense Fee otherwise payable in cash may, at the election of Vixel, instead be paid pursuant to the Termination Fee Note, which note shall be executed and delivered within the time periods otherwise provided herein. For the purposes of this subparagraph, the term “Acquisition Proposal” has the meaning set forth in above, except that the percentages set forth in such provision shall be changed to 50%, and except that any recapitalization, restructuring, liquidation or dissolution of Vixel will not be deemed to be an Acquisition Proposal.

      Fees and Expenses. Except as provided in Section above, all fees, costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses whether or not the Merger is consummated; provided, however, that Emulex and Vixel will share equally all fees and expenses, other than attorneys’ and accountants fees and expenses, incurred in relation to the printing and filing with the SEC of this Offer to Purchase and the related Letter of Transmittal, the 14D-9 and Proxy Statement (including any preliminary materials related thereto) and any amendments or supplements thereto, and the filing of any documents required under the HSR Act.

Stockholders Agreement

      The following summary of certain provisions of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement itself, which is incorporated herein by reference and a copy of which has been filed with the SEC as Exhibit (d)(2) to the Schedule TO. Stockholders and other invested parties should read the Stockholders Agreement in its entirety for a more complete description of the provisions summarized below.

      As a condition and inducement to Emulex’s and the Purchaser’s willingness to enter into the Merger Agreement, each director of Vixel and each of Goldman Sachs Group, Inc. and Goldman Sachs Direct Investment Fund 2000, L.P. (the “Goldman Sachs Investors” and, together with Vixel’s directors, the “Stockholders” and each, a “Stockholder”) entered into a Stockholders Agreement, dated as of October 8, 2003, with Emulex and the Purchaser (the “Stockholders Agreement”). The Stockholders Agreement provides for the tender into the Offer of all Shares held by the Stockholders which represent all of the outstanding Shares of Series B Preferred Stock and approximately 11% of the issued and outstanding shares of Common Stock (assuming the conversion of the Series B Preferred Stock held by Goldman Sachs Investors and excluding warrants that Goldman Sachs may exercise for 859,056 shares of Common Stock and stock options that Vixel’s directors may exercise for up to 456,666 shares of Common Stock) and, in addition, requires that Stockholders tender Shares acquired after the date of the Stockholders Agreement, whether upon the exercise of warrants or options to acquire Shares or otherwise. Shares subject to the Stockholders Agreement must be validly tendered into the Offer as promptly as practicable, and in any event no later than the fifth business day, following the commencement of the Offer (except for those Shares issued upon the exercise of options, warrants or other rights to acquire shares of Common Stock or Series B Preferred Stock after such date, which shall be validly tendered, or caused to be validly tendered, as promptly as practicable following such exercise) and receipt of the applicable tender offer documentation. The Stockholders may not withdraw any Shares so tendered unless this Agreement is terminated or the Offer is terminated or has expired without the Purchaser purchasing all Shares validly tendered in the Offer and not withdrawn. Notwithstanding the foregoing, each Stockholder may decline to tender, or may withdraw, any and all of such Stockholders’ Shares if, without the consent of such Stockholder, the Purchaser amends the Offer to reduce the Offer Price, reduces the number of Shares subject to the Offer, changes the form of consideration payable in the Offer or amends or modifies any term or condition of the Offer in a manner adverse to the stockholders of Vixel (other than insignificant changes or amendments or other than to waive any condition other than the Minimum Condition). Under the Stockholders Agreement, the Goldman Sachs Investors retain the option and right to instruct the tender agent to take all steps necessary to convert their shares into Common Stock at any time prior to the purchase of such shares in the Offer.

      Prior to the termination of the Stockholders Agreement and except as otherwise provided therein, each of the Stockholders will not:

•	transfer, assign, sell, gift-over, pledge, hypothecate, encumber or otherwise dispose of, or consent to any of the foregoing (“Transfer”), any or all of the Shares, options, warrants or other rights to acquire Common Stock or Series B Preferred Stock or any right or interest therein;

•	enter into any contract, option or other agreement, arrangement or understanding with respect to any Transfer;

•	grant any proxy, power-of-attorney or other authorization or consent with respect to any of the Shares;

•	deposit any of the Shares into a voting trust, or enter into a voting agreement or arrangement with respect to any of the Shares or

•	take any other action that would in any way restrict, limit or interfere with the performance of such Stockholder’s obligations hereunder or the transactions contemplated hereby or make any representation or warranty of such Stockholder untrue or incorrect.

      Each Stockholder will during the time the Stockholders Agreement is in effect, at any meeting of the stockholders of Vixel (a “Vixel Stockholders’ Meeting”), however called, and at every adjournment or postponement thereof:

•	appear at the meeting or otherwise cause his or its Shares to be counted as present thereat for purposes of establishing a quorum;

•	vote, or execute consents in respect of, his or its Shares, or cause his or its Shares to be voted, or consents to be executed in respect thereof, in favor of the approval and adoption of the Merger Agreement (including any revised or amended Merger Agreement that has been agreed to by Vixel) and the Merger, and any action required in furtherance thereof and

•	vote, or execute consents in respect of, his or its Shares, or cause his or its Shares to be voted, or consents to be executed in respect thereof, against any agreement or transaction relating to any Acquisition Proposal (other than as proposed by Emulex or the Purchaser) or any amendment of Vixel’s certificate of incorporation or bylaws or other proposal, action or transaction involving Vixel or any of its subsidiaries or any of its stockholders, which amendment or other proposal, action or transaction that could reasonably be expected to prevent or materially impede or delay the consummation of the Offer or Merger or the other transactions contemplated by the Merger Agreement or the consummation of the transactions contemplated by this Agreement or to deprive Emulex of any material portion of the benefits anticipated by Emulex to be received from the consummation of the Merger or the other transactions or the transactions contemplated by the Stockholders Agreement, or change in any manner the voting rights of Common Stock or Series B Preferred Stock (collectively, “Frustrating Transactions”) presented to the stockholders of Vixel (regardless of any recommendation of the board of directors of Vixel) or in respect of which vote or consent of the Stockholder is requested or sought, unless such transaction has been approved in advance by Emulex or the Purchaser.

      As security for the Stockholders’ voting obligations, each of the Stockholders irrevocably constituted and appointed Emulex, Paul F. Folino and its or his designees as his or its attorney and proxy in accordance with the DGCL, with full power of substitution and resubstitution, to cause the Stockholder’s shares to be counted as present at any Vixel stockholders meetings, to vote his or its Shares at any Vixel stockholders meeting, however called, and to execute consents in respect of his or its Shares as and to the extent provided in the Stockholders Agreement relating to the voting of the Shares. The terms “Acquisition Proposal” and “Takeover Proposal” as used in the Stockholders Agreement have the meanings ascribed to them in the Merger Agreement.

      The Stockholders Agreement, and all rights and obligations of the parties thereunder, will terminate immediately upon the termination of the Merger Agreement by Emulex or otherwise upon the earlier to occur of (1) termination of the Merger Agreement by Vixel and (2) November 13, 2003.

The Purchaser Option Agreement

      The following summary of certain provisions of the Purchaser Option Agreement is qualified in its entirety by reference to the Purchaser Option Agreement itself, which is incorporated herein by reference and a copy of which has been filed with the SEC as Exhibit (d)(3) to the Schedule TO. Stockholders and other invested parties should read the Purchaser Option Agreement in its entirety for a more complete description of the provisions summarized below.

      A condition and inducement to Emulex’s and Purchaser’s willingness to enter into the Merger Agreement, Vixel entered into a Purchaser Option Agreement, dated October 8, 2003 (the “Purchaser Option Agreement”), by and between Emulex, Purchaser and Vixel, pursuant to which Vixel granted Purchaser an irrevocable option (the “Purchaser Option”) to purchase for the Offer Price, shares of Common Stock and/or Series B Preferred Stock, in such relative amounts as shall be determined by Purchaser in its discretion (subject to the number of authorized shares of Series B Preferred Stock available for issuance), up to 19.9% in the aggregate of the then outstanding shares of Common Stock and Series B Preferred Stock on an as-converted basis (collectively, the “Optioned Shares”). Purchaser’s exercise of the Purchaser Option for Common Stock is conditioned upon Purchaser and Emulex owning in the aggregate, immediately following such exercise, at least 90% of the outstanding shares of Common Stock. Purchaser’s exercise of the Purchaser Option for Series B Preferred Stock is conditioned upon Purchaser and Emulex owning in the aggregate, immediately following such exercise, at least 90% of the outstanding Shares of Series B Stock.

      The Purchaser Option provides that Purchaser will pay for the Optioned Shares upon exercise of the Purchaser Option by delivering to Vixel the aggregate price for the par value of the Optioned Shares so purchased in official bank check or by wire transfer to a bank designated in writing by Vixel and by delivering to Vixel a promissory note of Purchaser substantially in the form attached to the Purchaser Option Agreement for the balance of the exercise price.

Noncompetition Agreements

      The following summary of certain provisions of the Noncompetition Agreements (as defined below) is qualified in its entirety by reference to the Noncompetition Agreements themselves, which are incorporated herein by reference and copies of which have been filed with the SEC as Exhibits (d)(4) through (d)(8) to the Schedule TO. Stockholders and other interested parties should read the Noncompetition Agreements in their entirety for a more complete description of the provisions summarized below.

      Each of Jim McCluney, Thomas Hughes, Stuart Berman, Soogil Cho and Brian Reed (the “Executives” or individually an “Executive”) has entered into a noncompetition agreement with Emulex which is contingent upon the consummation of the Merger and the receipt of an offer of employment from Emulex following the effective time of the Merger. Such agreements were entered into as an inducement to Emulex and Purchaser to consummate the transactions contemplated by the Merger Agreement and with the knowledge that no other consideration has been offered to or received by an Executive. Pursuant to the terms of the noncompetition agreements, each Executive has agreed that during the period commencing at the effective time of the Merger and ending one year following the termination of such Executive’s employment, and subject to exceptions for certain passive investments, he or she will not: (1) engage in a competing business (as such term is defined in such Executive’s noncompetition agreement) or otherwise hold any interest in a competing business; or (2) solicit employees, customers and suppliers of Emulex. Notwithstanding the foregoing, if any Executive is terminated without cause (as such term is defined in the noncompetition agreement), the restrictive covenants shall terminate upon the expiration of severance payments to such Executive.

Confidentiality Agreement

      The following summary of certain provisions of the Confidentiality Agreement (as defined below) is qualified in its entirety by reference to the Confidentiality Agreement itself, which is incorporated herein by reference and a copy of which has been filed with the SEC as Exhibit (d)(9) to the Schedule TO. Stockholders and other interested parties should read the Confidentiality Agreement in its entirety for a more complete description of the provisions summarized below.

      Emulex and Vixel entered into a confidentiality agreement on September 2, 2003, which was amended on September 23, 2003 (the “Confidentiality Agreement”). The Confidentiality Agreement contains customary provisions pursuant to which, among other matters, the parties agreed, subject to certain exceptions, to keep confidential all nonpublic information regarding the disclosing party which is furnished to the receiving party (the “Evaluation Material”), and to use the Evaluation Material, or notes, summaries, or other material derived therefrom solely for the purpose of evaluating a possible transaction involving Vixel and Emulex. Either party may, at any time, elect to terminate the other’s access to the Evaluation Material. Upon such termination, the receiving party must return all Evaluation Material disclosed under the Confidentiality Agreement or certify its destruction. The Confidentiality Agreement will remain in effect for three years. For a period of 18 months after the date of the Confidentiality Agreement, neither party may acquire any security of the other without the written consent of the other party. The September 23, 2003 amendment provides that neither party will, subject to certain exceptions, solicit for employment any executive officer of the other party or any other employee of the other party who became known to them in connection with proposed transaction.

14.     Certain Conditions of the Offer

      Conditions of the Offer. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Merger Agreement. These agreements may be examined, and copies obtained, in the manner set forth in Section 8 — “Certain Information Concerning Vixel.” Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) Purchaser’s rights to extend and amend the Offer at any time in its sole discretion (subject to the provisions of the Merger Agreement), Purchaser is not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any validly tendered Shares unless the Minimum Condition has been satisfied. Furthermore, notwithstanding any other provisions of the Offer, Purchaser shall not be required to accept for payment or pay for any validly tendered Shares if, at the scheduled expiration date (i) any applicable waiting periods under the HSR Act and any comparable provisions under any applicable pre-merger notification laws or regulations of foreign jurisdictions have not expired or terminated prior to termination of the Offer, or (ii) any of the following events shall occur and be continuing:

•	there shall have been or be pending any suit, action or proceeding by any governmental entity or any third party against Purchaser, Emulex, Vixel or any Vixel subsidiary

—	seeking to prohibit or impose any material limitations on Emulex’s or Purchaser’s ownership or operation (or that of any of their respective subsidiaries or affiliates) of all or any portion of their or Vixel’s or Vixel subsidiaries’ businesses or assets, or to compel Emulex or Purchaser or their respective subsidiaries or affiliates to dispose of or hold separate any material portion of the business or assets of Vixel or Emulex or their respective subsidiaries,

—	challenging the acquisition by Emulex or Purchaser of any Shares pursuant to the Offer, seeking to delay, restrain or prohibit the making or consummation of the Offer, the exercise of the Purchaser Option or the Merger or the performance of any of the other transactions contemplated by the Merger Agreement, or seeking to obtain any damages in connection with the Offer, the Merger or any transaction contemplated by the Merger Agreement from Vixel that are material in relation to Vixel and Vixel’s subsidiaries taken as a whole or from Emulex or Purchaser that are material in relation to Vixel and Vixel’s subsidiaries taken as a whole,

—	seeking to impose limitations on the ability of Purchaser, or render Purchaser unable, to accept for payment, pay for or purchase some or all of the Shares pursuant to the Offer, the Purchaser Option, the Stockholder Agreement or the Merger,

—	seeking to impose material limitations on the ability of Purchaser or Emulex effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to Vixel’s stockholders, or

—	seeking to require divestiture by Emulex or any of its subsidiaries or affiliates of any Shares;

•	there is any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or deemed applicable, pursuant to an authoritative interpretation by or on behalf of a government entity, to the Offer, the Merger or any other transaction contemplated by the Merger Agreement, or any other action shall be taken by any governmental entity, that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in the immediately preceding bulleted subparagraphs;

•	there shall have occurred and be continuing any suspension of payments in respect of banks in the United States (whether or not mandatory);

•	any of the representations and warranties of Vixel contained in the Merger Agreement shall not be true and correct in all material respects (other than representations and warranties qualified by materiality or Material Adverse Effect, which shall be true and correct in all respects) as of the date of the Merger Agreement and as of the date of any scheduled expiration of the Offer, except for representations and warranties that relate to a specific date or time (which need only be true and correct in all material respects as of such date or time) and except for the representations and warranties made by Vixel in respect of its capitalization (which shall be true and correct in all respects other than de minimis variations with respect to the number of securities outstanding, not to exceed 5,000 Shares and shares issuable under the Vixel Options, the Vixel ESPP and outstanding Vixel warrants);

•	since the date of this Agreement, there shall have occurred any events or changes which have had, or which are reasonably expected to have or constitute, individually or in the aggregate, a Material Adverse Effect on Vixel;

•	Vixel’s board of directors or any committee thereof shall have

—	withdrawn, or modified or changed in a manner adverse to the transactions contemplated by the Merger Agreement, to Emulex or to Purchaser (including by amendment of the Schedule 14D-9), its recommendation in favor of the Offer, the Merger Agreement, or the Merger or shall have failed to make such favorable recommendation,

—	approved or recommended any third party Acquisition Proposal or entered into or publicly announced its intention to enter into any agreement or agreement in principle with respect to any third party Acquisition Proposal,

—	resolved or publicly proposed to do any of the foregoing or

—	taken a neutral position or made no recommendation with respect to a third party Acquisition Proposal after a reasonable amount of time (and in no event more than 10 business days following receipt thereof) has elapsed for Vixel Board of Directors or any committee thereof to review and make a recommendation with respect thereto;

•	Vixel has breached or failed, in any material respect, to perform or to comply with any material agreement, obligation or covenant to be performed or complied with by it under the Merger Agreement;

•	Purchaser has failed to receive a certificate executed by Vixel’s Chief Executive Officer or President on behalf of Vixel, dated as of the scheduled expiration of the Offer, to the effect that the conditions set forth in each of the foregoing bulleted subparagraphs relating to

—	the accuracy of Vixel’s representations and warranties,

—	a Material Adverse Effect on Vixel,

—	Vixel’s recommendation in favor of the Offer, the Merger Agreement, or the Merger and against any third party Acquisition Proposal or Vixel’s entering into or publicly announcing its intention to enter into any agreement or agreement in principle with respect to any third party Acquisition Proposal, and

—	Vixel’s breach or failure to perform any material agreement, obligation or covenant under the Merger Agreement have not occurred;

•	any party to any Stockholder Agreement other than the Purchaser and Emulex is in breach of or has failed to perform any of its covenants or agreements under such agreement or is in breach of any of its representations and warranties in such agreement at the Initial Expiration Date unless the Minimum Condition has been satisfied as of the Initial Expiration Date;

•	all consents, permits and approvals of governmental authorities shall not have been obtained;

•	the Rights shall have become exercisable; or

•	the Merger Agreement has been terminated in accordance with its terms.

      The foregoing conditions are for the sole benefit of Emulex and Purchaser, may be asserted by Emulex or Purchaser regardless of the circumstances (including any action or omission by Emulex or any of its affiliates) giving rise to such condition and, except for the Minimum Condition, may be waived by Emulex or Purchaser in whole or in part at any time and from time to time and in the sole discretion of Emulex or Purchaser, subject in each case to the terms of the Merger Agreement. The failure by Emulex or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and, each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

15.     Certain Legal Matters

      Except as described in this Section 15 — “Certain Legal Matters,” based on information provided by Vixel, none of Vixel, Purchaser or Emulex is aware of any license or regulatory permit that appears to be material to the business of Vixel that might be adversely affected by the Purchaser’s acquisition of shares as contemplated herein or of any approval or other action by a domestic or foreign governmental, administrative or regulatory agency or authority that would be required for the acquisition and ownership of the shares by the Purchaser as contemplated herein. Should any such approval or other action be required, the Purchaser and Emulex presently contemplate that such approval or other action will be sought, except as described below under “State Takeover Laws.” While, except as otherwise described in this Offer to Purchase, the Purchaser does not presently intend to delay the acceptance for payment of or payment for shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to Vixel’s business or that certain parts of Vixel’s business might not have to be disposed of or other substantial conditions complied with in the event that such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, the Purchaser could decline to accept for payment or pay for any shares tendered. See Section 14 — “Certain Conditions to the Offer” for certain conditions to the Offer, including conditions with respect to governmental actions.

      State Takeover Statutes. A number of states have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states. In Edgar v. MITE Corp., the Supreme Court of the United States (the “Supreme Court”) invalidated on constitutional grounds the Illinois Business Takeover statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

      Emulex and the Purchaser do not believe that the antitakeover laws and regulations of any state will by their terms apply to the Offer and the Merger, and neither Emulex nor the Purchaser has attempted to comply with any state antitakeover statute or regulation. Vixel represented and warranted to Emulex and the Purchaser that certain actions taken by Vixel’s board of directors constitute approval of the Offer, the Merger and each other transaction contemplated by the Merger Agreement by the Vixel board of directors under Section 203 of the DGCL, and that no other state takeover statute is applicable to the Offer, the Merger or any other transaction contemplated by the Merger Agreement. Purchaser reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer, the Merger or any other transaction contemplated by the Merger and nothing in this Offer to Purchase or any action taken in connection with the Offer is intended as a waiver of such right. If it is asserted that any state antitakeover statute is applicable to the Offer, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer or may be delayed in consummating the Offer. In such case, Purchaser may not be obligated to accept for payment, or pay for, any Shares tendered pursuant to the Offer. See Section 14 — “Conditions to the Offer.”

      Antitrust. The Offer and the Merger are subject to the HSR Act, which provides that certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “DOJ”) and the Federal Trade Commission (the “FTC”) and certain waiting period requirements have been satisfied.

      The waiting period under the HSR Act with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on the fifteenth day after the date Emulex’s form was filed unless early termination of the waiting period is granted. However, the DOJ or the FTC may extend the waiting period by requesting additional information or documentary material from Emulex or Vixel. If such a request is made, such waiting period will expire at 11:59 p.m., New York City time, on the tenth day after substantial compliance by Emulex with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of Emulex. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the DOJ or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction while such negotiations continue. The Purchaser need not accept for payment Shares tendered pursuant to the Offer unless and until the waiting period requirements imposed by the HSR Act (and any comparable provisions under any applicable pre-merger notification laws or regulations of foreign jurisdictions) with respect to the Offer have been satisfied. See Section 14 — “Conditions to The Offer.”

      The FTC and the DOJ frequently scrutinize the legality under the Antitrust Laws (as defined below) of transactions such as the Purchaser’s acquisition of Shares pursuant to the Offer and the Merger. At any time before or after the Purchaser’s acquisition of Shares, either or both the DOJ or the FTC could take such action under the Antitrust Laws as it or they deems or deems necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares pursuant to the Offer or otherwise seeking divestiture of Shares acquired by the Purchaser or divestiture of substantial assets of Emulex or its subsidiaries. Private parties, as well as state governments, may also bring legal action under the Antitrust Laws under certain circumstances. Based upon an examination of information provided by Vixel relating to the businesses in which Emulex and Vixel are engaged, Emulex and the Purchaser believe that the acquisition of Shares by the Purchaser will not violate the Antitrust Laws. Nevertheless, there can be no assurance that a challenge to the Offer or other acquisition of Shares by the Purchaser on antitrust grounds will not be made or, if such a challenge is made, of the result. See Section 14 — “Conditions to The Offer” for certain conditions to the Offer, including conditions with respect to litigation and certain government actions.

      As used in this Offer to Purchase, “Antitrust Laws” shall mean and include the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other Federal and state statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

      In addition to the United States, the antitrust and competition laws of other countries may apply to the Offer and the Merger and additional filings and notifications may be required. Emulex and Vixel are reviewing whether any such filings are required and intend to make such filings promptly to the extent required.

      Federal Reserve Board Regulations. Regulations G, U and X (the “Margin Regulations”) of the Federal Reserve Board restrict the extension or maintenance of credit for the purpose of buying or carrying margin stock, including the Shares, if the credit is secured directly or indirectly by margin stock. Such secured credit may not be extended or maintained in an amount that exceeds the maximum loan value of all the direct and indirect collateral securing the credit, including margin stock and other collateral. All financing for the Offer has been structured so as to be in full compliance with the Margin Regulations.

      Litigation. On October 9, 2003, Russell Fink filed a complaint in the Superior Court of the State of Washington, King County against Vixel and Robert Q. Cordell II, Jami K. Nachtsheim, Charles A. Haggerty, Robert S. Messina, James M. McCluney, Peter J. Perrone, Timothy M. Spicer and certain unnamed individuals (collectively, the “Vixel

Parties”). The action was brought individually and as a putative class action on behalf of all holders of Shares other than the Vixel parties and their affiliates. The complaint alleges, among other matters, that the Vixel Parties breached their fiduciary duties to holders of Shares by putting their personal interests ahead of the interests of holders of Shares and by failing to disclose certain information to holders of Shares. The complaint seeks to enjoin the Offer and the have the Merger Agreement declared unlawful.

      The foregoing description of the complaint is qualified in its entirety by reference to the complaint itself, which is an exhibit to the Schedule TO that Emulex and the Purchaser have filed with the SEC. Copies of the Schedule TO together with all exhibits thereto, including the complaint, may be obtained and examined as set forth in Section 9 — “Certain Information Concerning Emulex and the Purchaser.”

      The absence of any pending third party actions against Vixel seeking to delay or prohibit the consummation of the Offer or the Merger is a condition to the Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer.

16.	Fees and Expenses

      Except as set forth below, neither Emulex nor the Purchaser will pay any fees or commissions to any broker, dealer or other person for soliciting tenders of shares pursuant to the Offer.

      Merrill Lynch has acted as financial advisor to Emulex in connection with this transaction and is acting as Dealer Manager in connection with the Offer. Emulex has agreed to pay Merrill Lynch customary compensation for its services as financial advisor and will reimburse Merrill Lynch for its reasonable out-of-pocket expenses incurred in connection with its engagement as a financial advisor and Dealer Manager. Emulex has also agreed to indemnify Merrill Lynch and related persons against certain liabilities and expenses in connection with its engagement as financial advisor and Dealer Manager, including certain liabilities under federal securities laws.

      The Purchaser has retained MacKenzie Partners, Inc. to act as the Information Agent and Computershare Trust Company of New York to act as the Depositary in connection with the Offer. Such firms each will receive reasonable and customary compensation for their services. The Purchaser has also agreed to reimburse each such firm for certain reasonable out-of-pocket expenses and to indemnify each such firm against certain liabilities in connection with their services, including certain liabilities under federal securities laws.

      The Purchaser will not pay any fees or commissions to any broker or dealer or other person (other than the Information Agent) for making solicitations or recommendations in connection with the Offer. Brokers, dealers, banks and trust companies will be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding material to their customers.

17.	Miscellaneous

      The Offer is being made to all holders of shares other than Vixel. The Purchaser is not aware of any jurisdiction in which the making of the Offer or the tender of shares in connection therewith would not be in compliance with the laws of such jurisdiction. If the Purchaser becomes aware of any jurisdiction in which the making of the Offer would not be in compliance with applicable law, the Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, the Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares residing in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by Merrill Lynch & Co. or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

      NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF EMULEX OR THE PURCHASER NOT CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

      Emulex and Purchaser have filed with the SEC the Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with the exhibits thereto, furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, Vixel has filed the Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, together with exhibits thereto, setting forth its recommendation and furnishing certain additional related information. Such Schedule and any amendments thereto, including exhibits, may be examined and copies may be obtained in the manner set forth in Section 8 – “Certain Information Concerning Vixel.”

Aviary Acquisition Corp.,

a wholly owned subsidiary of
Emulex Corporation

October 15, 2003

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF EMULEX AND THE PURCHASER

      The names of the directors and executive officers of Emulex Corporation and Aviary Acquisition Corp. and their present principal occupations or employment and material employment history for the past five years are set forth below. Unless otherwise indicated, each director and executive officer has been so employed for a period in excess of five years. Unless otherwise indicated, each individual is a citizen of the United States, his business address is 3535 Harbor Boulevard, Costa Mesa, California 92626.

Emulex Corporation

Name	Position and Principal Occupation

Paul F. Folino	Chairman of the Board and Chief Executive Officer
Kirk D. Roller	President and Chief Operating Officer
Ronald P. Quagliara	Chief Technology Officer
William F. Gill	Executive Vice President, Worldwide Sales
Sadie A. Herrera	Executive Vice President, Human Resources
Karen Mulvany	Executive Vice President, Business Planning and Development
Michael J. Rockenbach	Executive Vice President, Chief Financial Officer, Secretary and Treasurer
Michael E. Smith	Executive Vice President, Worldwide Marketing
Fred B. Cox	Director, Chairman Emeritus of Emulex
Michael P. Downey	Director of Emulex, Chairman of the Board of Artisoft, Inc.
Bruce C. Edwards	Director of Emulex, President and Chief Executive Officer of Powerwave Technologies, Inc.
Robert H. Goon	Director of Emulex, Attorney
Don M. Lyle	Director of Emulex, Principal of Technology Management Company

      Mr. Folino joined Emulex in May 1993 as president and chief executive officer and as a director, and in July 2002 was promoted to chairman of the board and chief executive officer.

      Mr. Roller joined Emulex in April 1998 as vice president, worldwide sales. Mr. Roller was promoted to chief operating officer in December 2000, and to president and chief operating officer in July 2002.

      Mr. Quagliara joined Emulex in March 1995 as vice president, research and development. Mr. Quagliara was promoted to president, IP storage networking group in December 2000, and to chief technical officer in July 2002.

      Mr. Gill joined Emulex in January 2000 as vice president, OEM sales and in December 2000, was promoted to executive vice president worldwide sales. The year before joining Emulex, Mr. Gill was director, business development for Pinnacle Multimedia (12637 South 265 West, #300, Draper, UT 84020), a developer of training management software. From 1994 to 1999, he held various senior sales positions with 3Com and U.S. Robotics (605 North 5600 West, Salt Lake City, UT 84124).

      Ms. Herrera joined Emulex in 1988 as benefits administrator, and was promoted to vice president, human resources in May 1995 and executive vice president, human resources in December 2000.

      Ms. Mulvany joined Emulex as vice president, business planning and development in March 2000 and was promoted to executive vice president, business planning and development in December 2000. Prior to joining Emulex, Ms. Mulvany consulted for Emulex and various other technology companies since 1991 in the areas of investor relations, mergers and acquisitions, strategic planning and corporate finance.

      Mr. Rockenbach joined Emulex in 1991 and has served as executive vice president and chief financial officer since December 2000.

      Mr. Smith joined Emulex in October 1998 as senior director of Fibre Channel marketing and was promoted to vice president, Fibre Channel marketing in June 1999, then to vice president, worldwide marketing in August 1999 and subsequently to executive vice president worldwide marketing in December 2000.

      Mr. Cox is a founder of Emulex and has served as a director since its inception in 1979 and served as Chairman of the Board until July 2002 at which time he was named Chairman Emeritus. Mr. Cox served as Emulex’s Chief Executive Officer from its inception until he retired in October 1990.

      Mr. Downey has served as a director of Emulex since February 1994 and is Chairman of the Audit Committee. From 1986 to 1997, Mr. Downey served as the senior financial executive of Nellcor Puritan Bennett (4280 Hacienda Drive, Pleasanton, CA 94588) and one of its predecessors, a manufacturer of medical instruments. Mr. Downey serves as Chairman of the Board of Artisoft Inc. (5 Cambridge Center, Cambridge, MA 02142), a developer of software-based phone systems, and served as its interim President and Chief Executive Officer from March 2000 to July 2000.

      Mr. Edwards was appointed as a director of Emulex on May 18, 2000. Since February 1996, he has served as President, Chief Executive Officer and as a director of Powerwave Technologies, Inc., a developer of wireless communications products. Mr. Edwards’ current business address is 1801 East Street, Andrew Place, Santa Ana, California 92705.

      Mr. Goon has served as a director of Emulex since its inception in 1979. He has been engaged in the practice of law for 38 years. From before 1995 until October 1999, he was a partner in the law firm of Jeffer, Mangels, Butler & Marmaro LLP (2121 Avenue of the Stars, Los Angeles, CA 90067). Since November 1999, he has been a sole practitioner. Mr. Goon has also been a director of Coastcast Corporation (3025 East Victoria Street, Rancho Dominguez, CA 90221) since December 1999, a manufacturer of investment-cast golf clubheads and medical devices, and of Artisoft, Inc. (5 Cambridge Center, Cambridge, MA 02142).

      Mr. Lyle has served as a director of Emulex since February 1994 and is Chairman of the Compensation Committee. Since 1983 he has served as an independent consultant to various computer and venture capital companies and as a principal of Technology Management Company, a management consulting firm specializing in high technology companies. Mr. Lyle also serves as a member of the Board of Directors of several private companies.

Aviary Acquisition Corp.

Name	Position and Principal Occupation

Paul F. Folino	President, Chief Executive Officer and Director of Aviary Acquisition Corp.; Chairman of the Board and Chief Executive Officer of Emulex
Michael J. Rockenbach	Secretary, Treasurer and Director of Aviary Acquisition Corp.; Executive Vice President, Chief Financial Officer, Secretary and Treasurer of Emulex

      Mr. Folino is the President, Chief Executive Officer and a Director of Aviary Acquisition Corp. Also, Mr. Folino joined Emulex in May 1993 as president and chief executive officer and as a director, and in July 2002 was promoted to chairman of the board and chief executive officer.

      Mr. Rockenbach is the Secretary, Treasurer and a Director of Aviary Acquisition Corp. Mr. Rockenbach joined Emulex in 1991 and has served as executive vice president and chief financial officer since December 2000.

ANNEX I

DELAWARE GENERAL CORPORATION LAW

APPRAISAL RIGHTS

Section 262.     Appraisal Rights.

      (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

      (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section 251 (other than a merger effected pursuant to Section 251(g) of this title), Section 252, Section 254, Section 257, Section 258, Section 263 or Section 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of Section 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Sections 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

      (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

      (d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to Section 228 or Section 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

      (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

      (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

      (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

      (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

      (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

      (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

      (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

      (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation hall have the status of authorized and unissued shares of the surviving or resulting corporation.

      Facsimile copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal, certificates for shares and any other required documents should be sent or delivered by each stockholder of Vixel or his broker, dealer, commercial bank, trust company or other nominee to the Depositary, at one of the addresses set forth below.

The Depositary for the Offer is:

By Mail: Computershare Trust Company of New York Wall Street Station P.O. Box 1010 New York, NY 10268-1010	By Facsimile Transmission: For Eligible Institutions Only: (212) 701-7636 For Confirmation Only Telephone: (212) 701-7600	By Hand or Overnight Courier: Computershare Trust Company of New York Wall Street Plaza 88 Pine Street, 19th Floor New York, NY 10005

      Questions and requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and the Guidelines for Certification of Taxpayer Identification on Substitute Form W-9 may be directed to the Information Agent at the location and telephone number set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

105 Madison Avenue
New York, NY 10016
(212) 929-5500 (call collect)
or
CALL TOLL-FREE (800) 322-2885
E-MAIL: proxy@mackenziepartners.com

The Dealer Manager for the Offer is:

Merrill Lynch & Co.

4 World Financial Center

New York, New York 10080
CALL TOLL-FREE (866) 276-1462